File No. 333-233790
                                                                    CIK #1778954

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6


   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: INVESCO UNIT TRUSTS, SERIES 2016

     B.   Name of Depositor: INVESCO CAPITAL MARKETS, INC.

     C.   Complete address of Depositor's principal executive offices:

                               11 Greenway Plaza
                           Houston, Texas 77046-1173

     D.   Name and complete address of agents for service:

MORGAN, LEWIS & BOCKIUS LLP              INVESCO CAPITAL MARKETS, INC.
Attention: Thomas S. Harman, Esq.        Attention: John M. Zerr, Esq.
1111 Pennsylvania Avenue NW              11 Greenway Plaza
Washington, DC 20004                     Houston, Texas 77046-1173

     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:

 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

   / X / Check box if it is proposed that this filing will become effective immediately upon filing on November 21, 2019, pursuant to Rule 487.



Closed-End Strategy: Master Municipal Income Portfolio -- California Series
2019-4

Closed-End Strategy: Master Municipal Income Portfolio -- New York Series
2019-4
--------------------------------------------------------------------------------

   The unit investment trusts named above (the "Portfolios"), included in Invesco Unit Trusts, Series 2016, seek federally tax-exempt income by investing in a portfolio of closed-end funds which concentrate in tax-exempt municipal bonds. The California Series and New York Series also seek to provide income exempt from state income tax for residents of the applicable state. Of course, we cannot guarantee that a Portfolio will achieve its objective.

   An investment can be made in the underlying funds directly rather than through the Portfolios. These direct investments can be made without paying the Portfolio sales charge, operating expenses and organization costs.




                               November 21, 2019


      You should read this prospectus and retain it for future reference.
--------------------------------------------------------------------------------

 The Securities and Exchange Commission has not approved or disapproved of the
       Units or passed upon the adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.



INVESCO



Closed-End Strategy: Master Municipal Income Portfolio -- California Series

   Investment Objective. The Portfolio seeks to provide current income exempt from federal and California income tax and the potential for capital appreciation.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio consisting of common stock of closed-end investment companies (known as "closed-end funds"). These closed-end funds generally seek to invest in tax-exempt municipal bonds issued primarily by California issuers. Income may be subject to the alternative minimum tax and a portion of the income could be derived from non-California bonds and taxable to California residents. Invesco Capital Markets, Inc. is the Sponsor of the Portfolio.

   In selecting securities for the Portfolio, the Sponsor sought to invest in funds representative of asset classes with generally attractive federal and California state tax-exempt income opportunities. In addition, the Sponsor assembled the final portfolio based on consideration of factors including, but not limited to:

     o Manager Performance -- Performance relative to its benchmark and peer group

     o Valuation -- Premium/Discount to net asset value relative to itself and its peer group

     o    Dividend -- Current dividend level and sustainability

     o    Diversification -- Analysis of asset class mix

     o    Credit Quality -- Analysis of fixed income holdings

     o    Liquidity -- Analysis of fund trading volume


   Approximately 27% of the closed-end funds in the Portfolio are funds classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest a greater portion of their assets in obligations of a single issuer. As a result, these funds may be more susceptible to volatility than a more diversified fund.


   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o The value of the securities in the closed-end funds will generally fall if interest rates, in general, rise. In a low interest rate environment risks associated with rising rates are heightened. The negative impact on fixed income securities from any interest rate increases could be swift and significant. No one can predict whether interest rates will rise or fall in the future.

     o A security issuer may be unable to make payments of interest, dividends or principal in the future. This may reduce the level of dividends a closed-end fund pays which would reduce your income and cause the value of your Units to fall.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o The financial condition of a security issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the primary offering period.

     o The Portfolio invests in shares of closed-end funds. You should understand the section titled "Closed-End Funds" before you invest. In particular, shares of these funds frequently trade at a discount from their net asset value and are subject to risks related to factors such as management's ability to achieve a fund's objective, market conditions affecting a fund's investments and use of leverage. The underlying funds have management and operating expenses. You will bear not only your share of the Portfolio's expenses, but also the expenses of the underlying funds. By investing in other funds, the Portfolio incurs greater expenses than you would incur if you invested directly in the funds.


     o The Portfolio is concentrated in closed-end funds that invest in municipal bonds. Municipal bonds are typically long-term fixed rate debt obligations issued by a municipality or agency thereof, and as a result are generally subject to the various economic, political and other such risks that may affect an issuer. Like other fixed income securities, municipal bonds generally decline in value with increases in interest rates. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity.


     o The closed-end funds may invest in securities rated below investment grade and considered to be "junk" or "high-yield" securities. Securities rated below "BBB-" by Standard & Poor's or Fitch Ratings or below "Baa3" by Moody's are considered to be below investment grade. These securities are considered to be speculative and are subject to greater market and credit risks. Accordingly, the risk of default is higher than with investment grade securities. In addition, these securities may be more sensitive to interest rate changes and may be more likely to make early returns of principal.

     o Because the Portfolio is concentrated in closed-end funds that invest in bonds of issuers located in California, there may be more risk than if the bonds were issued by issuers located in several states. The financial condition of California is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of Units.

     o We do not actively manage the Portfolio. While the closed-end funds have managed portfolios, except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same funds even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                     As a % of
                                      Public     Amount
                                     Offering    Per 100
Sales Charge                           Price      Units
                                     ---------  ---------
Initial sales charge                   0.000%    $ 0.000
Deferred sales charge                  1.350      13.500
Creation and development fee           0.500       5.000
                                     ---------  ---------
Maximum sales charge                   1.850%    $18.500
                                     =========  =========

                                      As a %     Amount
                                      of Net     Per 100
                                      Assets      Units
                                     ---------  ---------

Estimated Organization Costs           0.400%    $ 3.910
                                     =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses   0.255%    $ 2.490
Supervisory, bookkeeping and
  administrative fees                  0.050       0.494
Underlying fund expenses               2.569      25.113
                                     ---------  ---------
Total                                  2.874%    $28.097*
                                     =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a sales charge of 1.85%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year    $    505
3 years      1,511
5 years      2,510
10 years     4,982


------------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 1.85% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 1.85% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.135 per Unit and accrues daily from March 10, 2020 through August 9, 2020. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price - General."


   Although not an actual operating expense, the Portfolio, and therefore the Unitholders, will indirectly bear the operating expenses of the funds held by the Portfolio in the estimated amount provided above. Estimated fund expenses are based upon the net asset value of the number of fund shares held by the Portfolio per Unit multiplied by the annual operating expenses of the funds for the most recent fiscal year. The Trustee or Sponsor will waive fees otherwise payable by the Portfolio in an amount equal to any 12b-1 fees or other compensation the Trustee, the Sponsor or an affiliate receives from the funds in connection with the Portfolio's investment in the funds, including license fees receivable by an affiliate of the Sponsor from a fund.

--------------------------------------------------------------------------------
                     Essential Information

Unit Price at Initial Date of Deposit                   $10.0000


Initial Date of Deposit                        November 21, 2019

Mandatory Termination Date                     February 25, 2021

Historical 12 Month Distributions1,2           $0.38074 per Unit


Record Dates2                             10th day of each month

Distribution Dates2                       25th day of each month


CUSIP Numbers                                  Cash -- 46145H788
                                           Reinvest -- 46145H796
                                     Fee Based Cash -- 46145H804
                                 Fee Based Reinvest -- 46145H812

--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from this per Unit amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Historical and Estimated Distributions."


2 The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Based on the foregoing, it is currently estimated that the initial distribution will occur in January 2020.


Closed-End Strategy: Master Municipal Income Portfolio -- California Series 2019-4
Portfolio
------------------------------------------------------------------------------------------------
                                                                                   Cost of
Number                                                               Market Value  Securities to
of Shares  Name of Issuer (1)                                        per Share (2) Portfolio (2)
------------------------------------------------------------------------------------------------
       438  BlackRock California Municipal Income Trust               $  13.550    $    5,934.90
       845  BlackRock MuniHoldings California Quality Fund, Inc.         14.070        11,889.15
       422  BlackRock MuniYield California Fund, Inc.                    14.100         5,950.20
     1,042  BlackRock MuniYield California Quality Fund, Inc.            14.250        14,848.50
     1,317  Eaton Vance California Municipal Bond Fund                   11.340        14,934.78
     1,134  Eaton Vance California Municipal Income Trust                13.100        14,855.40
*    1,536  Invesco California Value Municipal Income Trust              12.580        19,322.88
       537  Neuberger Berman California Municipal Fund, Inc.             13.890         7,458.93
     1,274  Nuveen California AMT-Free Quality Municipal Income Fund     15.160        19,313.84
     1,303  Nuveen California Quality Municipal Income Fund              14.830        19,323.49
     1,303  PIMCO California Municipal Income Fund III                   11.460        14,932.38
----------                                                                         -------------
    11,151                                                                         $  148,764.45
==========                                                                         =============

See "Notes to Portfolios."


Closed-End Strategy: Master Municipal Income Portfolio -- New York Series

   Investment Objective. The Portfolio seeks to provide current income exempt from federal and New York income tax and the potential for capital appreciation.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio consisting of common stock of closed-end investment companies (known as "closed-end funds"). These closed-end funds generally seek to invest in tax-exempt municipal bonds issued primarily by New York issuers. Income may be subject to the alternative minimum tax and a portion of the income could be derived from non-New York bonds and taxable to New York residents. Invesco Capital Markets, Inc. is the Sponsor of the Portfolio.

   In selecting securities for the Portfolio, the Sponsor sought to invest in funds representative of asset classes with generally attractive federal and New York state tax-exempt income opportunities. In addition, the Sponsor assembled the final portfolio based on consideration of factors including, but not limited to:

     o Manager Performance -- Performance relative to its benchmark and peer group

     o Valuation -- Premium/Discount to net asset value relative to itself and its peer group

     o    Dividend -- Current dividend level and sustainability

     o    Diversification -- Analysis of asset class mix

     o    Credit Quality -- Analysis of fixed income holdings

     o    Liquidity -- Analysis of fund trading volume


   Approximately 55% of the closed-end funds in the Portfolio are funds classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest a greater portion of their assets in obligations of a single issuer. As a result, these funds may be more susceptible to volatility than a more diversified fund.


   Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see "Rights of Unitholders--Rollover".

   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o The value of the securities in the closed-end funds will generally fall if interest rates, in general, rise. In a low interest rate environment risks associated with rising rates are heightened. The negative impact on fixed income securities from any interest rate increases could be swift and significant. No one can predict whether interest rates will rise or fall in the future.

     o A security issuer may be unable to make payments of interest, dividends or principal in the future. This may reduce the level of dividends a closed-end fund pays which would reduce your income and cause the value of your Units to fall.

     o You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

     o The financial condition of a security issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the primary offering period.

     o The Portfolio invests in shares of closed-end funds. You should understand the section titled "Closed-End Funds" before you invest. In particular, shares of these funds frequently trade at a discount from their net asset value and are subject to risks related to factors such as management's ability to achieve a fund's objective, market conditions affecting a fund's investments and use of leverage. The underlying funds have management and operating expenses. You will bear not only your share of the Portfolio's expenses, but also the expenses of the underlying funds. By investing in other funds, the Portfolio incurs greater expenses than you would incur if you invested directly in the funds.


     o The Portfolio is concentrated in closed-end funds that invest in municipal bonds. Municipal bonds are typically long-term fixed rate debt obligations issued by a municipality or agency thereof, and as a result are generally subject to the various economic, political and other such risks that may affect an issuer. Like other fixed income securities, municipal bonds generally decline in value with increases in interest rates. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity.


     o The closed-end funds may invest in securities rated below investment grade and considered to be "junk" or "high-yield" securities. Securities rated below "BBB-" by Standard & Poor's or Fitch Ratings or below "Baa3" by Moody's are considered to be below investment grade. These securities are considered to be speculative and are subject to greater market and credit risks. Accordingly, the risk of default is higher than with investment grade securities. In addition, these securities may be more sensitive to interest rate changes and may be more likely to make early returns of principal.

     o Because the Portfolio is concentrated in closed-end funds that invest in bonds of issuers located in New York, there may be more risk than if the bonds were issued by issuers located in several states. The financial condition of New York is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of Units.

     o We do not actively manage the Portfolio. While the closed-end funds have managed portfolios, except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same funds even if their market value declines.

                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                     As a % of
                                      Public     Amount
                                     Offering    Per 100
Sales Charge                           Price      Units
                                     ---------  ---------
Initial sales charge                   0.000%    $ 0.000
Deferred sales charge                  1.350      13.500
Creation and development fee           0.500       5.000
                                     ---------  ---------
Maximum sales charge                   1.850%    $18.500
                                     =========  =========

                                      As a %     Amount
                                      of Net     Per 100
                                      Assets      Units
                                     ---------  ---------

Estimated Organization Costs           0.353%    $ 3.448
                                     =========  =========
Estimated Annual Expenses
Trustee's fee and operating expenses   0.254%    $ 2.485
Supervisory, bookkeeping and
  administrative fees                  0.051       0.494
Underlying fund expenses               2.603      25.463
                                     ---------  ---------
Total                                  2.908%    $28.442*
                                     =========  =========


                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a sales charge of 1.85%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year    $    504
3 years      1,507
5 years      2,505
10 years     4,974


------------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.


   The maximum sales charge is 1.85% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 1.85% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.135 per Unit and accrues daily from March 10, 2020 through August 9, 2020. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see "Public Offering Price - General."


   Although not an actual operating expense, the Portfolio, and therefore the Unitholders, will indirectly bear the operating expenses of the funds held by the Portfolio in the estimated amount provided above. Estimated fund expenses are based upon the net asset value of the number of fund shares held by the Portfolio per Unit multiplied by the annual operating expenses of the funds for the most recent fiscal year. The Trustee or Sponsor will waive fees otherwise payable by the Portfolio in an amount equal to any 12b-1 fees or other compensation the Trustee, the Sponsor or an affiliate receives from the funds in connection with the Portfolio's investment in the funds, including license fees receivable by an affiliate of the Sponsor from a fund.

--------------------------------------------------------------------------------
                     Essential Information

Unit Price at Initial Date of Deposit                   $10.0000


Initial Date of Deposit                        November 21, 2019

Mandatory Termination Date                     February 25, 2021

Historical 12 Month Distributions1,2           $0.37001 per Unit


Record Dates2                             10th day of each month

Distribution Dates2                       25th day of each month


CUSIP Numbers                                  Cash -- 46145H820
                                           Reinvest -- 46145H838
                                     Fee Based Cash -- 46145H846
                                 Fee Based Reinvest -- 46145H853

--------------------------------------------------------------------------------

1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from this per Unit amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Historical and Estimated Distributions."


2 The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Based on the foregoing, it is currently estimated that the initial distribution will occur in January 2020.


Closed-End Strategy: Master Municipal Income Portfolio -- New York Series 2019-4
Portfolio
----------------------------------------------------------------------------------------------
                                                                                 Cost of
Number                                                             Market Value  Securities to
of Shares  Name of Issuer (1)                                      per Share (2) Portfolio (2)
----------------------------------------------------------------------------------------------
     1,428  BlackRock MuniHoldings New York Quality Fund, Inc.     $   13.620    $   19,449.36
     1,373  BlackRock MuniYield New York Quality Fund, Inc.            13.010        17,862.73
       632  BlackRock New York Municipal Income Trust                  14.130         8,930.16
       722  BlackRock New York Municipal Income Trust II               14.370        10,375.14
       978  Eaton Vance New York Municipal Bond Fund                   12.180        11,912.04
       451  Eaton Vance New York Municipal Income Trust                13.200         5,953.20
*    1,415  Invesco Trust for Investment Grade New York Municipals     13.700        19,385.50
       475  Neuberger Berman New York Municipal Fund, Inc.             12.510         5,942.25
     1,443  Nuveen New York AMT-Free Quality Municipal Income Fund     13.310        19,206.33
     1,378  Nuveen New York Quality Municipal Income Fund              14.010        19,305.78
       872  PIMCO New York Municipal Income Fund II                    11.920        10,394.24
----------                                                                       -------------
    11,167                                                                       $  148,716.73
==========                                                                       =============

See "Notes to Portfolios."


Notes to Portfolios


(1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on November 20, 2019 and have a settlement date of November 22, 2019 (see "The Portfolios").


(2) The value of each Security is determined on the bases set forth under "Public Offering--Unit Price" as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures, the Portfolio's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                                  Profit
                                               Cost to           (Loss) To
                                               Sponsor            Sponsor
                                          -----------------   -----------------

Closed-End Strategy: Master Municipal
    Income Portfolio -- California Series $      148,987      $         (223)

Closed-End Strategy: Master Municipal
    Income Portfolio -- New York Series   $      148,940      $         (223)


"*"  The investment advisor of this fund is an affiliate of the Sponsor.


            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


   To the Sponsor and Unitholders of Invesco Unit Trusts, Series 2016:

   Opinion on the Financial Statements

   We have audited the accompanying statements of condition (including the related portfolio schedules) of Closed-End Strategy: Master Municipal Income Portfolio -- California Series 2019-4 and Closed-End Strategy: Master Municipal Income Portfolio -- New York Series 2019-4 (included in Invesco Unit Trusts, Series 2016 (the "Trust")) as of November 21, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of November 21, 2019, in conformity with accounting principles generally accepted in the United States of America.

   Basis for Opinion

   These financial statements are the responsibility of Invesco Capital Markets, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

   We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

   Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letters of credit deposited for the purchase of securities as shown in the statements of condition as of November 21, 2019 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audits provide a reasonable basis for our opinion.

                                                          /s/ GRANT THORNTON LLP

   We have served as the auditor of one or more of the unit investment trusts, sponsored by Invesco Capital Markets, Inc. and its predecessors, since 1976.

   New York, New York
   November 21, 2019

                                              STATEMENTS OF CONDITION
                                              As of November 21, 2019

                                                                                California       New York
INVESTMENT IN SECURITIES                                                          Series          Series
                                                                            ----------------  ----------------
Contracts to purchase Securities (1)                                        $        148,764  $        148,717
                                                                            ----------------  ----------------
     Total                                                                  $        148,764  $        148,717
                                                                            ================  ================
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                                 $            582  $            513
     Deferred sales charge liability (3)                                               2,008             2,008
     Creation and development fee liability (4)                                          744               744
Interest of Unitholders--
     Cost to investors (5)                                                           148,764           148,717
Less: deferred sales charge, creation and development
          fee and organization costs (2)(4)(5)(6)                                      3,334             3,265
                                                                            ----------------  ----------------
          Net interest to Unitholders (5)                                            145,430           145,452
                                                                            ----------------  ----------------
     Total                                                                  $        148,764  $        148,717
                                                                            ================  ================
Units outstanding                                                                     14,877            14,872
                                                                            ================  ================
Net asset value per Unit                                                    $          9.776  $          9.781
                                                                            ================  ================


---------------------
(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing each Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the earlier of the close of the initial offering period (approximately three months) or six months following the Initial Date of Deposit to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Portfolio.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)  Assumes the maximum sales charge.



THE PORTFOLIOS
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   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Invesco Capital Markets, Inc., as Sponsor, Invesco Investment Advisers LLC, as Supervisor, and The Bank of New York Mellon, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in a portfolio of shares of closed-end funds. Each Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of securities with greater diversification than they might be able to acquire individually.

   The Sponsor intends to qualify Units for sale in a number of states, provided that Units of the California Series may be purchased only by residents of California and Units of the New York Series may be purchased by residents of New York, Connecticut, Florida and New Jersey.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.

   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit may be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because a Portfolio will pay the associated brokerage or acquisition fees. In addition, during the initial offering of Units it may not be possible to buy a particular Security due to regulatory or trading restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Portfolio that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.

   Each Unit of your Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in your Portfolio and any historical or estimated per Unit distribution amount will increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed to the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in your Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in your Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any contract failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
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   The objective of each Portfolio is described in the individual Portfolio sections. There is no assurance that a Portfolio will achieve its objective.

   The Sponsor does not manage the Portfolios. You should note that the Sponsor applied the selection criteria to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from a Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

CLOSED-END FUNDS
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   Closed-end funds are a type of investment company that holds an actively managed portfolio of securities. Closed-end funds issue shares in "closed-end" offerings which generally trade on a stock exchange (although some closed-end fund shares are not listed on a securities exchange). The funds in the Portfolios all are currently listed on a securities exchange. Since closed-end funds maintain a relatively fixed pool of investment capital, portfolio managers may be better able to adhere to their investment philosophies through greater flexibility and control. In addition, closed-end funds don't have to manage fund liquidity to meet potentially large redemptions.

   Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change.

   Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

   The closed-end funds included in the Portfolios may employ the use of leverage in their portfolios through the issuance of preferred stock or other methods. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises. The potential inability for a closed-end fund to employ the use of leverage effectively, due to disruptions in the market for the various instruments issued by closed-end funds or other factors, may result in an increase in borrowing costs and a decreased yield for a closed-end fund.

   Certain of the funds in the Portfolios may be classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest a greater portion of their assets in securities of a single issuer which could reduce diversification.

   Only the Trustee may vote the shares of the closed-end funds held in the Portfolios. The Trustee will vote the shares in the same general proportion as shares held by other shareholders of each fund. Your Portfolio is generally required, however, to reject any offer for securities or other property in exchange for portfolio securities as described under "Portfolio Administration--Portfolio Administration."

RISK FACTORS
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   All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio or in the underlying funds. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

   The relative weighting or composition of your Portfolio may change during the life of your Portfolio. Following the Initial Date of Deposit, the Sponsor intends to issue additional Units by depositing in your Portfolio additional securities in a manner consistent with the provisions described in the above section entitled "The Portfolios". As described in that section, it may not be possible to retain or continue to purchase one or more Securities in your Portfolio. In addition, due to certain limited circumstances described under "Portfolio Administration", the composition of the Securities in your Portfolio may change. Accordingly, the fluctuations in the relative weighting or composition of your Portfolio may result in concentrations (25% or more of a Portfolio's assets) in securities of a particular type, industry and/or geographic region described in this section.

   Market Risk. Market risk is the risk that the value of the securities in your Portfolio or in the underlying funds in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund.

   Interest Rate Risk. Interest rate risk is the risk that the value of securities held by certain closed-end funds will fall if interest rates increase. The securities held by the closed-end funds typically fall in value when interest rates rise and rise in value when interest rates fall. The securities held by the closed-end funds with longer periods before maturity are often more sensitive to interest rate changes. In a low interest rate environment risks associated with rising rates are heightened. The negative impact on fixed income securities from any interest rate increases could be swift and significant and, as a result, a rise in interest rates may adversely affect the value of your Units.

   Credit Risk. Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security held by a closed-end fund. This may reduce the level of dividends a closed-end fund pays which would reduce your income and could cause the value of your Units to fall. If dividends received by a Portfolio are insufficient to cover expenses, redemptions or other Portfolio costs, it may be necessary for the Portfolio to sell Securities to cover such expenses, redemptions or other costs. Any such sales may result in capital gains or losses to you. See "Taxation".

   Closed-End Funds. Your Portfolio invest in shares of closed-end funds. You should understand the preceding section titled "Closed-End Funds" before you invest. Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change. Your Portfolio and the underlying funds have operating expenses. You will bear not only your share of your Portfolio's expenses, but also the expenses of the underlying funds. By investing in other funds, a Portfolio incurs greater expenses than you would incur if you invested directly in the funds.

   Municipal Bond Risks. Each of the closed-end funds held by your Portfolio invests in tax-exempt municipal bonds. Municipal bonds are debt obligations issued by states or by political sub-divisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, a closed-end fund may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity.

   Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer's ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by a closed-end fund and would therefore impact the price of both the fund shares and the Units.

   The funds invest primarily in municipal bonds that pay interest that is exempt from regular federal income tax and, for state-specific funds, from regular income tax of the applicable state. Notwithstanding the foregoing, certain income from a fund may not qualify as tax-exempt income and could be subject to federal, state or local tax. In addition, income from the funds may be subject to the alternative minimum tax and may have other tax consequences (e.g., they may affect the amount of social security benefits that are taxed). Capital gains and capital gain dividends, if any, and ordinary income dividends, if any, will be subject to tax.


   California Risks. Because the California Series invests substantially all of its total assets in funds that invest in California municipal securities, the Portfolio is more susceptible to political, economic, regulatory or other factors affecting issuers of California municipal securities than an investment which does not limit its investments to such issuers. These risks include possible legislative, state constitutional or regulatory amendments that may affect the ability of state and local governments or regional governmental authorities to raise money to pay principal and interest on their municipal securities. Economic, fiscal and budgetary conditions throughout the state may also influence the Portfolio's performance. The Sponsor is unable to predict what impact these issues may have on the value of your Units or the obligations included in the Portfolio.


   California state and local government obligations may be adversely affected by political and economic conditions and developments within California and the nation as a whole. Since the end of the recession, both the state and the U.S. have been in the midst of a modest, drawn-out recovery from the economic downturn. With the improvements to the State's budgetary and fiscal condition, addressing the deferred payment obligations to schools and local governments as well as California's significant unfunded pension liabilities has become a priority in the state's budget. California's Legislature has made substantial progress in reducing the deferred obligations. Consensus among economists is that the economic outlook for the State will continue to improve in the near term however, the economy and California's fiscal condition remain subject to various fiscal risks and pressures which could adversely affect the state's recovery or result in a return to budget deficits.

   Although revenue obligations of the State of California or its political sub-divisions may be payable from a specific project or source, there can be no assurance that future economic difficulties and the resulting impact on State and local government finances will not adversely affect the market value of the Portfolio or the ability of the respective obligors to make timely payments of principal and interest on such obligations. Federal tax code revisions which went into effect in 2018 that limit the amount of state and local taxes an individual may deduct, and generally increase effective federal tax rates for many individuals, may impact the State's ability to increase tax revenue to fund public infrastructure projects and gain approval of general obligation and dedicated tax revenue bond ballot measures. Over time, this could pressure the State's finances and may have a detrimental impact on credit quality of the State's debt issuances.

   The value of California municipal instruments may also be affected by general conditions in the money markets or the municipal bond markets, the levels of federal income tax rates, the supply of tax-exempt bonds, the credit quality and rating of the issues and perceptions with respect to the level of interest rates.

   There can be no assurance that there will not be a further decline in economic conditions or that the particular California municipal securities in the Portfolio will not be adversely affected by any such changes.

   As of August 2019, the State's general obligation bonds are rated Aa3 by Moody's Investors Service, Inc. ("Moody's"), AA- by Standard & Poor's Ratings Services ("S&P"), and AA- by Fitch Ratings, Inc. ("Fitch"). Though bonds issued by the State remain "investment grade" according to each ratings agency and all three ratings agencies have upgraded the state's bond rating based on its improved fiscal condition and economic growth since the recession, California's credit ratings remain lower than most other states, and the state therefore pays higher interest rates than its peers when issuing general obligation bonds. The agencies continue to monitor the State's budget outlook closely to determine whether to alter the ratings. It is not possible to determine whether, or the extent to which, Moody's, S&P or Fitch will change such ratings in the future.

   Further information concerning California risk factors may be obtained upon request to the Sponsor as described under "Additional Information".

   New York Risks. Because the New York Series invests in funds that invest primarily in New York municipal securities, the Portfolio is more susceptible to political, economic, regulatory or other factors affecting New York municipal securities than an investment which does not limit its investments to such issuers. The financial condition of the State of New York is affected by various national, economic, social and environmental policies and conditions. Additionally, constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

   As the nation's financial capital, the volume of financial market activity and equity market volatility pose a particularly large degree of uncertainty for New York. Wall Street employee pay continues to be impacted by an evolving regulatory landscape, resulting in added difficulty in estimating tax revenues. Securities industry revenues have in the past been a useful predictor of bonus payouts, but that relationship has become much more erratic in recent years. A weaker labor market than projected could also result in lower wages, which in turn could result in weaker household consumption.

   Similarly, should financial and real estate markets be weaker than anticipated, taxable capital gains realizations could be negatively affected. These effects could ripple through the State economy, depressing employment, wage, and household spending growth. In contrast, stronger national and world economic growth, or a stronger upturn in stock prices, along with even stronger activity in mergers and acquisitions and other Wall Street activities, could result in higher wage and bonuses growth than projected. Federal tax code revisions which went into effect in 2018 that limit the amount of state and local taxes an individual may deduct, and generally increase effective federal tax rates for many individuals, may impact the State's ability to increase tax revenue to fund public infrastructure projects and gain approval of general obligation and dedicated tax revenue bond ballot measures. Over time, this could pressure the State's finances and may have a detrimental impact on credit quality of the State's debt issuances.

   The City of New York (the "City") has a diversified economic base, with a substantial volume of business activity in the service, wholesale and retail trade and manufacturing industries and is the location of many securities, banking, law, accounting, new media and advertising firms. The City is a major seaport and focal point for international business. Many of the major corporations headquartered in the City are multinational in scope and have extensive foreign operations. Numerous foreign owned companies in the United States are also headquartered in the City. These firms, which have increased substantially in number over the past decade, are found in all sectors of the City's economy, but are concentrated in trade, professional and business services, tourism and finance. The City is the location of the headquarters of the United Nations, and several affiliated organizations maintain their principal offices in the City. Economic activity in the City has experienced periods of growth and recession and can be expected to experience periods of growth and recession in the future.

   As of August 2019, all outstanding general obligation bonds of the State of New York are rated AA+ by S&P with a stable outlook, Aa1 by Moody's with a stable outlook and AA+ by Fitch with a stable outlook, and all outstanding general obligation bonds of the City of New York are rated AA by S&P with a stable outlook, Aa2 by Moody's with a stable outlook and AA by Fitch with a stable outlook.

   Further information concerning New York risk factors may be obtained upon request to the Sponsor as described under "Additional Information".

   High-Yield Security Risk. Some of the closed-end funds held by your Portfolio may invest in high-yield securities or unrated securities. High-yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

   High-yield or "junk" securities, the generic names for securities rated below "BBB-" by Standard & Poor's or Fitch or "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities rated below BBB- or Baa3 are considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

   The market for high-yield securities is smaller and less liquid than that for investment grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

   Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. The market for certain investments may become less liquid or illiquid due to adverse changes in the conditions of a particular issuer or due to adverse market or economic conditions. In the absence of a liquid trading market for a particular security, the price at which such security may be sold to meet redemptions, as well as the value of the Units of your Portfolio, may be adversely affected. No one can guarantee that a liquid trading market will exist for any security.

   Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Portfolio or on the tax treatment of your Portfolio or of your investment in the Portfolio. In addition, litigation regarding any of the issuers of the Securities or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.

   No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
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   General. Units are offered at the Public Offering Price which consists of the net asset value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 1.85% of the Public Offering Price per Unit (1.885% of the aggregate offering price of the Securities) at the time of purchase.

   The initial sales charge is the difference between the total sales charge amount (maximum of 1.85% of the Public Offering Price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the fixed dollar creation and development fee (initially $0.185 per Unit). Depending on the Public Offering Price per Unit, you pay the initial sales charge at the time you buy Units. The deferred sales charge is fixed at $0.135 per Unit. Your Portfolio pays the deferred sales charge in installments as described in the "Fee Table." If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the "transactional sales charge." The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Portfolio and is described under "Expenses." The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as of the close of the initial offering period as described in the "Fee Table." If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. After the initial offering period the maximum sales charge will be reduced by 0.50%, reflecting the previous collection of the creation and development fee. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the "Fee Table" if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the "Fee Table" if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 1.85% of the Public Offering Price per Unit.

   The "Fee Table" shows the sales charge calculation at a $10 Public Offering Price per Unit. At a $10 Public Offering Price, there is no initial sales charge during the initial offering period. If the Public Offering Price exceeds $10 per Unit, you will pay an initial sales charge equal to the difference between the total sales charge and the sum of the remaining deferred sales charge and the creation and development fee. For example, if the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.259 (1.85% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.074, a deferred sales charge of $0.135 and the creation and development fee of $0.050. Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by your Portfolio. If the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.111 (1.85% of the Public Offering Price per Unit), which consists of an initial sales charge (credit) of -$0.074, a deferred sales charge of $0.135 and a creation and development fee of $0.050.

   The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   Reducing Your Sales Charge. The Sponsor offers ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount to be eligible for a reduced sales charge. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

   Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "fee based" charge ("Fee Based") is imposed ("Fee Accounts"). If Units of a Portfolio are purchased for a Fee Account and the Portfolio is subject to a Fee Based charge (i.e., the Portfolio is "Fee Based Eligible"), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee of $0.05 per Unit that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. Fee Based Eligible Units are not eligible for any sales charge discounts in addition to that which is described in this paragraph and under the "Fee Accounts" section found below.

   Employees. Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons) of Invesco Capital Markets, Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

   Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charge and creation and development fee are fixed dollar amounts per unit, your Portfolio must charge these amounts per unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities in your Portfolio. The initial price of the Securities upon deposit by the Sponsor was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", means any day on which the New York Stock Exchange is open for regular trading. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

   The value of portfolio securities is based on the securities' market price when available. When a market price is not readily available, including circumstances under which the Trustee determines that a security's market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trustee or an independent pricing service used by the Trustee. In these cases, your Portfolio's net asset value will reflect certain portfolio securities' fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to your Portfolio.

   During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to your Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when your Portfolio pays these costs.

   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   Unit Sales Concessions. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period of 1.25% of the Public Offering Price per Unit.

   Volume Concession Based Upon Annual Sales. As described below, broker-dealers and other selling agents may in certain cases be eligible for an additional concession based upon their annual eligible sales of all Invesco fixed income and equity unit investment trusts. Eligible sales include all units of any Invesco unit investment trust underwritten or purchased directly from Invesco during a trust's initial offering period. For purposes of this concession, trusts designated as either "Invesco Unit Trusts, Taxable Income Series" or "Invesco Unit Trusts, Municipal Series" are fixed income trusts, and trusts designated as "Invesco Unit Trusts Series" are equity trusts. In addition to the regular concessions or agency commissions described above in "Unit Sales Concessions" all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Invesco unit investment trusts during the previous consecutive 12-month period through the end of the most recent month. The Volume Concession, as applicable to equity and fixed income trust units, is set forth in the following table:

                                 Volume Concession
                             --------------------------
      Total Sales            Equity Trust  Fixed Income
      (in millions)              Units     Trust Units
-------------------------------------------------------
$25 but less than $100           0.035%       0.035%
$100 but less than $150          0.050        0.050
$150 but less than $250          0.075        0.075
$250 but less than $1,000        0.100        0.100
$1,000 but less than $5,000      0.125        0.100
$5,000 but less than $7,500      0.150        0.100
$7,500 or more                   0.175        0.100

   Broker-dealers and other selling firms will not receive the Volume Concession on the sale of units purchased in Fee Accounts, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the Volume Concession table above. Secondary market sales of all unit investment trusts are excluded for purposes of the Volume Concession. Eligible dealer firms and other selling agents include clearing firms that place orders with Invesco and provide Invesco with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of the concessions or agency commissions from time to time. For a trust to be eligible for this additional compensation, the trust's prospectus must include disclosure related to this additional compensation.

   Additional Information. Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. For all secondary market transactions the total concession or agency commission will amount to 80% of the applicable sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of a Portfolio and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolio(s) and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

   Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under "Unit Distribution" above, any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to the Portfolios on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". Invesco Advisers, Inc., an affiliate of the Sponsor, acts as an investment advisor to certain of the underlying funds in your Portfolio and will receive compensation in this capacity. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934, as amended ("1934 Act").

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Market for Units. Although it is not obligated to do so, the Sponsor may maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
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   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
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   As described above, Units may be available for purchase by investors in Fee Accounts where the Portfolio is Fee Based Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if the Portfolio is Fee Based Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

Initial sales charge             0.00%
Deferred sales charge            0.00
                                 -----
      Transactional sales charge 0.00%
                                 =====
Creation and development fee     0.50%
                                 -----
      Total sales charge         0.50%
                                 =====

   You should consult the "Public Offering--Reducing Your Sales Charge" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. To purchase Units in these Fee Accounts, your financial professional must purchase Units designated with one of the Fee Based CUSIP numbers set forth under "Essential Information," either Fee Based Cash for cash distributions or Fee Based Reinvest for the reinvestment of distributions in additional Units, if available. See "Rights of Unitholders--Reinvestment Option."

RIGHTS OF UNITHOLDERS
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   Distributions. The Trustee will generally distribute the cash held in the Income and Capital Accounts of your Portfolio, net of expenses, on each Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of your Portfolio's net asset value. These dates appear under "Essential Information". Distributions made by the closed-end funds in your Portfolio include ordinary income, but may also include sources other than ordinary income such as returns of capital, loan proceeds, short-term capital gains and long-term capital gains (see "Taxation--Distributions"). Unitholders will also receive a final distribution of income when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally two business days after Units are ordered, or any shorter period as may be required by the applicable rules under the 1934 Act). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. See "Rights of Unitholders--Reinvestment Option".

   Dividends and interest received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   Historical and Estimated Distributions. The Historical 12 Month Distributions per Unit, and Estimated Initial Distribution per Unit (if any), may be shown under "Essential Information." These figures are based upon the weighted average of the actual distributions paid by the securities included in your Portfolio over the 12 months preceding the Initial Date of Deposit and are reduced to account for the effects of fees and expenses which will be incurred when investing in your Portfolio. While both figures are calculated using a Public Offering Price of $10 per Unit, any presented Estimated Initial Distribution per Unit will reflect an estimate of the per Unit distributions you may receive on the first Distribution Date based upon each issuer's preceding 12 month distributions. Dividend payments are not assured and therefore the amount of future dividend income to your Portfolio is uncertain. The actual net annual distributions may decrease over time because a portion of the securities included in your Portfolio will be sold to pay for the organization costs, deferred sales charge and creation and development fee. Securities may also be sold to pay regular fees and expenses during your Portfolio's life. The actual net annual income distributions you receive will vary from the Historical 12 Month Distributions amount due to changes in dividends and distribution amounts paid by issuers, currency fluctuations, the sale of securities to pay any deferred sales charge, Portfolio fees and expenses, and with changes in your Portfolio such as the acquisition, call, maturity or sale of securities. Due to these and various other factors, actual income received by your Portfolio will most likely differ from the most recent dividends or scheduled income payments.

   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). The CUSIP numbers for either "Cash" distributions or "Reinvest" for the reinvestment of distributions are set forth under "Essential Information". Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company ("DTC") or purchase a Reinvest (or Fee Based Reinvest in the case of Fee Based Eligible Units held in Fee Accounts) CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. The reinvestment option is not offered during the 30 calendar days prior to termination. If Units are unavailable for reinvestment or this reinvestment option is no longer available, distributions will be paid in cash. To the extent that a distribution is taxable, it will be taxable to Unitholders whether paid in cash or reinvested in additional Units. See "Taxation".

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor shall have the right to suspend or terminate the reinvestment plan at any time. The reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.

   Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee, but you are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than two business days (or any shorter period as may be required by the applicable rules under the 1934 Act) following satisfactory tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a business day, the date of tender is deemed to be the next business day. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

   Unitholders tendering 1,000 or more Units of the Portfolios (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution during the initial offering period or within 30 calendar days of a Portfolio's termination. The Portfolios generally will not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at DTC. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares. The in kind distribution option may be modified or discontinued at any time without notice. Notwithstanding the foregoing, if the Unitholder requesting an in kind distribution is the Sponsor or an affiliated person of the Portfolio, the Trustee may make an in kind distribution to such Unitholder, provided that no one with a pecuniary incentive to influence the in kind distribution may influence selection of the distributed securities, the distribution must consist of a pro rata distribution of all portfolio securities (with limited exceptions) and the in kind distribution may not favor such affiliated person to the detriment of any other Unitholder. Unitholders will incur transaction costs in liquidating securities received in an in-kind distribution, and any such securities received will be subject to market risk until sold. In the event that any securities received in-kind are illiquid, Unitholders will bear the risk of not being able to sell such securities in the near term, or at all.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in a Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio (including costs associated with liquidating securities after the end of the initial offering period) and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will not be reduced by estimated organization costs or the creation and development fee. For these purposes, the Trustee may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission ("SEC") determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates (see "Rollover" below), you may be able to exchange your Units for units of other Invesco unit trusts. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. A rollover or exchange is a taxable event to you. We may discontinue this option at any time.

   Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-dealer at DTC. Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.

   Rollover. We may offer a subsequent series of each Portfolio for a Rollover when the Portfolios terminate.

   On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series or
(2) receive a cash distribution.

   If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

   We may make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Portfolios. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation".

   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
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   Portfolio Administration. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect a Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to a Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept an offer if the Supervisor determines that the sale or exchange is in the best interest of Unitholders (only offers for cash if a Portfolio has not elected to be taxed as a regulated investment company for tax purposes). The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. The Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are nonetheless acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in a Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   The Trust Agreement requires the Trustee to vote all shares of the funds held in a Portfolio in the same manner and ratio on all proposals as the owners of such shares not held by the Portfolio.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. However, if the Trustee sells funds shares to redeem Units or to pay Portfolio expenses or sales charges, the Trustee will do so, as nearly as practicable, on a pro rata basis. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units.

   Pursuant to an exemptive order, your Portfolio may be permitted to sell Securities to a new trust when it terminates if those Securities are included in the new trust. The exemption may enable your Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   Termination. A Portfolio will terminate on the Mandatory Termination Date specified under "Essential Information" or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Qualified Unitholders may elect an in kind distribution of Securities, provided that Unitholders may not request an in kind distribution of Securities within 30 calendar days of a Portfolio's termination. Any in kind distribution of Securities will be made in the manner and subject to the restrictions described under "Rights of Unitholders--Redemption of Units", provided that, in connection with an in kind distribution election more than 30 calendar days prior to termination, Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of your Portfolio. See "Additional Information".

   Limitations on Liabilities. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.


   Sponsor. Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of September 30, 2019, the total stockholders' equity of Invesco Capital Markets, Inc. was $94,146,402.00 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $1,184.4 billion as of September 30, 2019.


   The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.'s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

TAXATION
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   This section summarizes some of the principal U.S. federal income tax consequences of owning Units of a Portfolio. Tax laws and interpretations are subject to change, possibly with retroactive effect. This summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, financial institution, person who marks to market their Units or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences of investing in a Portfolio.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the tax treatment of the assets to be deposited in your Portfolio.

   Additionally, a Portfolio may not be a suitable investment for individual retirement accounts, for other tax-exempt or tax-deferred accounts or for investors who are not sensitive to the federal income tax consequences of their investments. As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

   Assets of the Portfolio. Each Portfolio is expected to hold shares (the "RIC Shares") in funds that are treated as regulated investment companies ("RICs") for federal income tax purposes.

   It is possible that your Portfolio will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. We refer to the assets held by your Portfolio, including the RIC Shares, as "Portfolio Assets".

   Portfolio Status. If your Portfolio is at all times operated in accordance with the documents establishing the Portfolio and certain requirements of federal income tax law are met, the Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Portfolio Assets, and as such you will be considered to have received a pro rata share of income (e.g. dividends and capital gains), if any from each Portfolio Asset when such income would be considered to be received by you if you directly owned the Portfolio Assets. This tax treatment applies even if you elect to have your distributions reinvested into additional Units. In addition, the income from Portfolio Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Portfolio expenses.

   Your Tax Basis and Income or Loss Upon Disposition. If you dispose of your Units or redeem your Units for cash, you will generally recognize taxable gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units disposed of from your proceeds received in the transaction. You also generally will recognize taxable gain or loss if your Portfolio disposes of Portfolio Assets based on your share of the Portfolio's disposition. Your initial tax basis in each Portfolio Asset is determined by apportioning the cost of your Units, including sales charges, among the Portfolio Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, your tax basis in certain Portfolio Assets must be adjusted after you acquire your Units.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code of 1986, as amended (the "Code"), however, treats certain capital gains as ordinary income in special situations. If you hold a Unit for six months or less or if your Portfolio holds a RIC Share for six months or less, any loss incurred by you related to the disposition of such RIC Share will be disallowed to the extent of the exempt interest dividends you received. To the extent, if any, it is not disallowed, it will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share. The deductibility of capital losses is subject to limitations under the Code, including generally a maximum deduction against ordinary income of $3,000 per year. Income from a Portfolio and gains on the sale of your Units may also be subject to a 3.8% federal tax imposed on net investment income if your adjusted gross income exceeds certain threshold amounts, which currently are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. This 3.8% tax also applies to all or a portion of the undistributed net investment income of certain shareholders that are estates and trusts. For these purposes, interest, dividends and certain capital gains are generally taken into account in computing a shareholder's net investment income, but exempt interest dividends are not taken into account.

   Dividends from RIC Shares. Unitholders of the Portfolios are treated as directly receiving dividends and distributions paid to the Portfolio by the Portfolio Assets. Some dividends on the RIC Shares may be reported as "capital gain dividends," generally taxable to you as long-term capital gains. Some dividends on the RIC Shares may qualify as "exempt interest dividends," which are derived from tax-exempt obligations held by the RIC and which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however may be taken into account in determining your individual alternative minimum taxable income, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed or may be subject to state or local taxation). Other dividends on the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same federal tax rates that apply to net capital gain (as discussed above), however, this lower tax rate does not apply to RIC dividends attributable to income from municipal bonds. Regulated investment companies are required to provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for capital gains tax rates. Distributions of income or capital gains declared on the RIC Shares in October, November or December but paid in January will be deemed to have been paid to you on December 31 of the year they are declared.

   Dividends Received Deduction. Generally, a domestic corporation owning Units in a Portfolio may be eligible for the dividends received deduction with respect to such Unitholder's pro rata portion of certain types of dividends received by the Portfolio. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

   In Kind Distributions. Under certain circumstances as described in this prospectus, you may request an in kind distribution of Portfolio Assets when you redeem your Units. By electing to receive an in kind distribution, you will receive Portfolio Assets plus, possibly, cash. You generally will not recognize gain or loss if you only receive whole Portfolio Assets in exchange for the identical amount of your pro rata portion of the same Portfolio Assets held by your Portfolio. However, if you also receive cash in exchange for a Portfolio Asset or a fractional portion of a Portfolio Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your proportional tax basis in such Portfolio Asset or fractional portion.

   Cash Distributions, Rollovers and Exchanges. If you receive cash when you redeem your Units or at your Portfolio's termination or if you elect to direct that the cash proceeds you are deemed to receive when you redeem your Units or at your Portfolio's termination be rolled into a future trust, it would generally be considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss you incur in connection with the receipt or deemed receipt of cash, or in connection with the exchange of your Units of the Portfolio for units of another trust (deemed sale and subsequent deemed repurchase), will generally be disallowed to the extent you acquire units of a subsequent trust and such subsequent trust has substantially identical assets under the wash sale provisions of the Code. The deductibility of capital losses is subject to other limitations in the tax law.

   Limitations on the Deductibility of Portfolio Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Portfolio's income, even if some of that income is used to pay Portfolio expenses. Recent legislation, effective in 2018, has suspended for tax years beginning prior to January 1, 2026, the deductibility of expenses that are characterized as miscellaneous itemized deductions, which include investment expenses.

   Because some of the RICs pay exempt-interest dividends, which are treated as tax-exempt interest for federal income tax purposes, you will not be able to deduct some of your share of the Portfolio expenses. In addition, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your Units.

   Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), distributions of dividends and interest from your Portfolio generally are subject to U.S. federal income taxes, including withholding taxes, unless certain conditions for exemption from U.S. taxation are met. Gains from the sale or redemption of your Units may not be subject to U.S. federal income taxes if you are not otherwise subject to net income taxation in the United States. In the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, distributions by your Portfolio that are treated as U.S. source income (e.g., dividends received on stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding, subject to any applicable treaty. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt from U.S. taxation. In general, Unitholders who are non-U.S. persons will not be subject to withholding tax on any distributions of the excess of net long-term capital gains over net short-term capital loss or upon such Unitholder's sale or other disposition of Shares. A Portfolio may, under certain circumstances, report all or a portion of a dividend as an "interest-related dividend" or a "short-term capital gain dividend," which would generally be exempt from U.S. withholding tax, provided certain other requirements are met. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.


   The Foreign Account Tax Compliance Act ("FATCA"). A 30% withholding tax on your Portfolio's distributions generally applies if paid to a foreign entity unless: (i) if the foreign entity is a "foreign financial institution" as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA may apply. Under existing regulations, FATCA withholding on gross proceeds from the sale of Units and capital gain distributions from your Portfolio took effect on January 1, 2019; however, recently proposed U.S. tax regulations eliminate FATCA withholding on such types of payments. Taxpayers generally may rely on these proposed Treasury Regulations until Final Treasury Regulations are issued. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. Your Portfolio will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.


   Foreign Taxes. Some distributions by your Portfolio may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid by your Portfolio. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

   Backup Withholding. By law, your Portfolio must withhold as backup withholding a percentage (currently 24%) of your taxable distributions and redemption proceeds if you do not provide your correct social security or taxpayer identification number and certify that you are not subject to backup withholding, or if the IRS instructs your Portfolio to do so.


   New York Tax Status. Under the existing income tax laws of the State and City of New York, your Portfolio will not be taxed as a corporation, subject to the New York State franchise tax of the New York City business corporation tax. You should consult your tax advisor regarding potential federal, foreign, state or local taxation with respect to your Units based on your individual circumstances.


CALIFORNIA TAX STATUS
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   Morgan, Lewis & Bockius LLP has examined the income tax laws of the State of California to determine its applicability to Closed-End Strategy: Master Municipal Income Portfolio - California Series (the "California Series") and to the holders of Units in the California Series who are full-time residents of the State of California ("California Unitholders").

   In connection therewith, Morgan, Lewis & Bockius LLP has examined the registration statement, this prospectus, the Trust Agreement and such other documents as they have deemed pertinent. The assets of the California Series will consist of shares in entities each of which is taxed as a RIC for federal income tax purposes.

   Neither the Sponsor nor its counsel have independently examined the RIC Shares to be deposited in and held in the California Series. However, although no opinion is expressed with respect to the issuance of the RIC Shares, in rendering the opinion expressed herein, it has been assumed that: (i) each RIC qualifies as a regulated investment company for federal income tax purposes and
(ii) at the close of each quarter of the taxable year of each RIC, at least 50 percent of the value of such RIC's total assets consists of obligations the interest on which is exempt from the income tax imposed by the State of California that is applicable to individuals, trusts and estates (the "California Personal Income Tax").

   Based upon the foregoing, and upon an investigation of such matters of law as were considered to be applicable, Morgan, Lewis & Bockius LLP is of the opinion that, under existing provisions of the law of the State of California as of the date hereof:

     1. If the California series is at all times operated in accordance with the documents establishing the series and certain requirements of California income tax law are met, the California Series will not be treated as an association taxable as a corporation for purposes of the California Corporation Tax Law, and each California Unitholder will be treated as the owner of a pro rata portion of the California Series, and the income of such portion of the California Series will be treated as the income of the California Unitholders under the California Personal Income Tax.

     2. The portion of each dividend paid by a RIC to the California Series and distributed to a California Unitholder which (i) is excludable from California taxable income for purposes of the California Personal Income Tax if received directly by a California Unitholder, (ii) is properly reported by a RIC as an exempt-interest dividend for California income tax purposes in a written statement furnished to its shareholders and (iii) does not exceed the amount of interest received by the RIC during its taxable year (minus certain non-deductible expenses) on obligations the interest on which would be excludable from California taxable income for purposes of the California Personal Income Tax if received directly by a California Unitholder, will be excludable from California taxable income for purposes of the California Personal Income Tax when received by the California Series and distributed to a California Unitholder. However, dividends other than exempt-interest dividends paid by a RIC will generally be taxable for purposes of the California Personal Income Tax.

     3. Each California Unitholder of the California Series will generally recognize gain or loss for California Personal Income Tax purposes if the Trustee disposes of a RIC Share (whether by redemption, sale or otherwise) or when the California Unitholder redeems or sells Units of the California Series, to the extent that such a transaction results in a recognized gain or loss to such California Unitholder for federal income tax purposes. However, there are certain differences between the recognition of gain or loss for federal income tax purposes and for California Personal Income Tax purposes, and California Unitholders are advised to consult their own tax advisors.

     4. Under the California Personal Income Tax, interest on indebtedness incurred or continued by a California Unitholder to purchase Units in the California Series is generally not deductible for purposes of the California Personal Income Tax.

   This opinion does not address the taxation of persons other than full time residents of California. This opinion relates only to California Unitholders subject to the California Personal Income Tax. No opinion is expressed with respect to the taxation of California Unitholders subject to the California Corporation Tax Law and such California Unitholders are advised to consult their own tax advisors. Please note, however, that dividends from the RIC Shares attributed to a California Unitholder that is subject to the California Corporation Tax Law may be includible in its gross income for purposes of determining its California franchise tax and its California income tax. Morgan, Lewis & Bockius LLP has not examined any of the RIC Shares to be deposited and held in the California Series or the proceedings for the issuance thereof or the opinions of counsel with respect thereto, and no opinion is expressed with respect to taxation under any other provisions of the California law. Ownership of the Units may result in collateral California tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

NEW YORK TAX STATUS
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   Morgan, Lewis & Bockius LLP has analyzed the tax status and treatment of the Closed-End Strategy: Master Municipal Income Portfolio - New York Series (the "New York Series") under the income tax laws of the State and City of New York and the treatment of the holders of Units in the New York Series who are residents of the State and City of New York under such tax laws. In connection therewith, Morgan, Lewis & Bockius LLP has examined the registration statement, this prospectus, the Trust Agreement and such other documents as they have deemed pertinent. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. The New York or other taxing authorities could disagree with any conclusions set forth in this section.

   The assets of the New York Series will consist of shares in entities each of which is taxed as a RIC for federal income tax purposes. Neither the Sponsor nor its counsel has independently examined the RIC Shares to be deposited in and held in the New York Series. In rendering its opinion, Morgan, Lewis & Bockius LLP has assumed that: (i) each RIC qualifies as a regulated investment company for federal income tax purposes, (ii) the assets of the RICs will include interest-bearing obligations issued by or on behalf of the State of New York or political sub-divisions thereof or United States possessions, the interest on which is excludable from gross income for federal income tax purposes and from taxable income for purposes of the personal income tax imposed by Article 22 of the New York State Tax Law (the "State Personal Income Tax") and the personal income tax imposed by the City of New York under Section 11-1701 of the Administrative Code of the City of New York (the "City Personal Income Tax") (collectively, the "Bonds").

   In the opinion of Morgan, Lewis & Bockius LLP, in summary under existing New York law:


     (i) The New York Series will not be taxed as a corporation subject to the New York State franchise tax imposed on domestic and foreign corporations by Article 9-A of the New York State Tax Law (the "State Corporate Tax") or the business corporation tax imposed by The City of New York on domestic and foreign corporations under Section 11-653 of the Administrative Code of The City of New York (the "City Corporate Tax").


     (ii) Exempt-interest dividends paid by the RICs to the New York Series and distributed to Unitholders that are excluded from gross income for federal income tax purposes and that are attributable to interest on the Bonds will be excluded from taxable income for purposes of the State Personal Income Tax and the City Personal Income Tax.

    (iii) Distributions paid by the RICs to the New York Series and distributed to Unitholders, other than exempt-interest dividends attributable to interest on the Bonds, will generally not be excluded from taxable income for purposes of the State Personal Income Tax and the City Personal Income Tax.

     (iv) Each Unitholder of the New York Series will generally recognize gain or loss for purposes of the State Personal Income Tax and the City Personal Income Tax if the Trustee disposes of a RIC Share (whether by redemption, sale or otherwise) or when a Unitholder redeems or sells Units of the New York Series, to the extent that such a transaction results in a recognized gain or loss to such Unitholder for federal income tax purposes.

   Unitholders should be aware that, generally, interest on indebtedness incurred or continued to purchase or carry Units is not deductible for purposes of the State Personal Income Tax and the City Personal Income Tax.

   This disclosure does not address the taxation of persons other than full-time residents of the State of New York and New York City and relates only to the Unitholders subject to the State Personal Income Tax and the City Personal Income Tax. Morgan, Lewis & Bockius LLP has expressed no opinion with respect to the taxation of Unitholders subject to the State Corporate Tax, the City Corporate Tax or the unincorporated business tax imposed by New York City and such Unitholders are advised to consult their own tax advisors. Please note, however, that dividends from the RIC Shares attributed to a New York Unitholder that is subject to the State Corporate Tax or the City Corporate Tax may be subject to such taxes. Neither the Sponsor nor its counsel has independently examined the RIC Shares or the opinions of bond counsel with respect thereto. Ownership of Units in the New York Series may result in other New York State and New York City tax consequences to certain taxpayers, and prospective investors should consult their tax advisors.

PORTFOLIO OPERATING EXPENSES
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   General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers or, if this category is not published, in a comparable category.

   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   Trustee's Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee for providing bookkeeping, administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Invesco unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. A Portfolio may pay the expenses of updating its registration statement each year.

   Fund Expenses. Each Portfolio will also bear the expenses of the underlying funds. While your Portfolio will not pay these expenses directly out of its assets, an estimate of these expenses is shown in your Portfolio's "Estimated Annual Expenses" in the "Fee Table" to illustrate the impact of these expenses. This estimate is based upon each underlying fund's annual operating expenses for the most recent fiscal year. Each underlying fund's annual operating expense amount is subject to change in the future.

OTHER MATTERS
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   Legal Opinions. The legality of the Units offered hereby has been passed upon by Morgan, Lewis & Bockius LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.

   Independent Registered Public Accounting Firm. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This prospectus does not contain all the information set forth in the registration statements filed by your Portfolio with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-02754). The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about the Portfolios. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.


TABLE OF CONTENTS
------------------------------------------------
   Title                                    Page
   -----                                    ----
   Closed-End Strategy: Master Municipal
     Income Portfolio -- California Series     2
   Closed-End Strategy: Master Municipal
     Income Portfolio -- New York Series       6
   Notes to Portfolios                        10
   Report of Independent Registered
     Public Accounting Firm                   11
   Statements of Condition                    12
   The Portfolios                            A-1
   Objectives and Securities Selection       A-2
   Closed-End Funds                          A-2
   Risk Factors                              A-3
   Public Offering                           A-7
   Retirement Accounts                      A-11
   Fee Accounts                             A-11
   Rights of Unitholders                    A-12
   Portfolio Administration                 A-15
   Taxation                                 A-17
   California Tax Status                    A-21
   New York Tax Status                      A-22
   Portfolio Operating Expenses             A-23
   Other Matters                            A-24
   Additional Information                   A-25

----------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.



                                                                    U-EMSPRO2016

                                   PROSPECTUS
                              -------------------
                               November 21, 2019


                     Closed-End Strategy: Master Municipal
                  Income Portfolio -- California Series 2019-4

                     Closed-End Strategy: Master Municipal
                   Income Portfolio -- New York Series 2019-4




              Please retain this prospectus for future reference.


INVESCO


                             Information Supplement



Closed-End Strategy: Master Municipal Income
Portfolio -- California Series 2019-4

Closed-End Strategy: Master Municipal Income
Portfolio -- New York Series 2019-4

--------------------------------------------------------------------------------

   This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference). It does not include all of the information that you should consider before investing in the Portfolios. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor's unit investment trust division at 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515-5456, or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.



                               Table of Contents

                                                         Page

                Risk Factors                                2
                Sponsor Information                        37
                Trustee Information                        38
                Portfolio Termination                      39




INVESCO


RISK FACTORS

   Closed-End Funds. Closed-end funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities that the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including a Portfolio) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares that were purchased by a Portfolio at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to the Portfolios since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent that such a plan is implemented and shares owned by a Portfolio are repurchased by a fund, the Portfolio's position in that fund will be reduced and the cash will be distributed.

   A Portfolio is prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which it invests. In the event of a rights offering for additional shares of a fund, Unitholders should expect that a Portfolio will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

   Closed-end funds may use leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of a Portfolio. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

   In limited cases certain closed-end funds may employ an investment strategy which includes investments in derivatives such as forward contracts, options, futures contracts, options on futures contracts and swap agreements or intricate derivative-like features, including reverse convertibles, steepener notes, reference point investments and knockout/knock-in features. These strategies may utilize multiple features that affect investment returns differently under various scenarios. Derivatives may be purchased on established exchanges or through privately negotiated transactions. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives. Structured notes and other related instruments carry risks similar to those of more traditional derivatives such as futures, forward and option contracts. Structured instruments may entail a greater degree of market risk and volatility than other types of debt obligations. There can be no assurance that a derivative based strategy will be successful during any period in which it is employed.

   An exclusion has been claimed for each Portfolio from the definition of the term "commodity pool operator" under the Commodity Exchange Act ("CEA") and, therefore, your Portfolio is not subject to registration as a commodity pool operator under the CEA.

   Municipal Bonds. The closed-end funds in your Portfolio invest in certain types of bonds described below. Accordingly, an investment in your Portfolio should be made with an understanding of the characteristics of and risks associated with such bonds.

   Certain of the bonds in a closed-end fund may be general obligations of a governmental entity that are backed by the taxing power of such entity. Other bonds are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in a closed-end fund, both within a particular classification and between classifications, depending on numerous factors.

   Certain of the bonds in a closed-end fund may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds.

   Certain of the bonds in a closed-end fund may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party pay or programs.

   Certain of the bonds in a closed-end fund may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the bonds in a closed-end fund to make payments of principal and/or interest on such bonds.

   Certain of the bonds in a closed-end fund may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

   Certain of the bonds in a closed-end fund may be industrial revenue bonds ("IRBs"). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

   Certain of the bonds in a closed-end fund may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

   Certain of the bonds in a closed-end fund may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

   Certain of the bonds in a closed-end fund may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

   Certain of the bonds in a closed-end fund may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds prior to the stated maturity of the bonds.

   Certain of the bonds in a closed-end fund may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds in a closed-end fund may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. No one can predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

   California Risk Factors.


   The California Series invests in funds that invest primarily in California municipal securities. Accordingly, the Portfolio is susceptible to certain factors that could adversely affect issuers of California municipal obligations. The following information constitutes only a brief summary of a number of the complex factors which may impact issuers of California municipal securities and does not purport to be a complete or exhaustive description of all adverse conditions to which issuers of California municipal securities may be subject. Such information is derived from official statements utilized in connection with the issuance of California municipal securities, as well as from other publicly available documents. Such an official statement, together with any updates or supplements thereto, generally may be obtained upon request to the State's Treasurer's office. Such information has not been independently verified by the Sponsor and the Sponsor assumes no responsibility for the completeness or accuracy of such information. The summary below does not include all of the information pertaining to the budget, receipts and disbursements of the State that would ordinarily be included in various public documents issued thereby, such as an official statement prepared in connection with the issuance of general obligation bonds of the State. Additionally, many factors, including national, economic, social and environmental policies and conditions, which are not within the control of such issuers, could have an adverse impact on the financial condition of such issuers. Neither the Sponsor nor the investment advisers to the underlying closed-end funds can predict whether or to what extent such factors or other factors may affect the issuers of California municipal securities, the market value or marketability of such securities or the ability of the respective issuers of such securities acquired by the underlying closed-end funds to pay interest on or principal of such securities. The creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by California, and there is no assurance on the part of the State to make payments on such local obligations. There may be specific factors that are applicable in connection with investment in the obligations of particular issuers located within the State, and it is possible the underlying closed-end funds will invest in obligations of particular issuers as to which such specific factors are applicable. However, the information set forth below is intended only as a general summary and not as a discussion of any specific factors that may affect any particular issuer of California municipal securities.


   California is subject to large fluctuations in its tax revenue and fixed spending obligations. During recessionary periods, dramatic cuts to programs and/or tax increases may be required. To address budget gaps from the most recent recessionary period, spending was cut, State programs were realigned to local governments, and short-term budgetary solutions were implemented. Despite the significant budgetary improvements and economic growth from the most recent recessionary period, a number of risks and pressures threaten the State's financial condition. Continued risks to the State's long-term stability include significant unfunded pension liabilities, the threat of recession, changes in stock prices, changes to federal fiscal policy that are unfavorable to the State, and the uncertain impact of changes in federal tax law and trade policy.


   California's fiscal situation heightens the risk of investing in bonds issued by the State and its political subdivisions, agencies, instrumentalities and authorities, including the risk of default, and also heightens the risk that the prices of California municipal securities, and the NAV of the underlying closed-end funds held by the California Series, will experience greater volatility. As of November 2019, California general obligation bonds were rated "Aa2" by Moody's, "AA-" by S&P and "AA-" by Fitch. There can be no assurance that such ratings will be maintained in the future. The State's credit rating, and any future revisions or withdrawal of a credit rating, could have a negative effect on the market price of the State's general obligation bonds, as well as notes and bonds issued by California's public authorities and local governments. Lower credit ratings make it more expensive for the State to raise revenue, and in some cases, could prevent the State from issuing general obligation bonds in the quantity otherwise desired. Further, downgrades can negatively impact the marketability and price of securities held by the underlying closed-end funds portfolio.


   General Economic Conditions.

   The State's economy, the largest among the 50 states and one of the largest and most diverse in the world, has major components in high technology, trade, entertainment, manufacturing, government, tourism, construction and services. The relative proportion of the various components of the State's economy closely resembles the makeup of the national economy. The California economy continues to benefit from broad-based growth.


   Real GDP of the United States grew by 3.1 percent in 2018, reflecting positive contributions from strong consumption and federal spending. Growth is expected to continue in the short term but gradually slow to 1.5 percent in 2022. The labor force expanded by 1.8 million while nonfarm employment increased by 2.4 million in 2018. The national unemployment rate fell to 3.7 percent in September 2018, the lowest since December 1969, and remains at 3.6 percent as of May 2019.


   California's real GDP increased by 3.5 percent in 2018, making California the fifth largest economy in the world. California's preliminary unemployment rate was 4.2 percent in May 2019.

   Changes in oil prices, higher international tariffs, and increasing wages have contributed to faster than expected inflation in 2018. California's inflation averaged 3.7 percent in 2018 and is expected to remain at 3.7 percent in 2019. In comparison, U.S. inflation rose by 2.4 percent in 2018 and is expected to increase by 2.5 percent in 2019. Inflation remained concentrated in housing since 2014. Housing inflation increased by 3.3 percent in the U.S. and
4.5 percent in California in 2018.

   Housing permits grew in 2018, but there is still a shortage after years of permits lagging population growth, raising housing costs and potentially limiting the number of jobs companies can add. Around 120,000 permits were issued in California in 2018 and home building permit issuance is projected to continue growing around 10 percent on average in 2019. It is estimated that approximately 200,000 permits are needed annually to accommodate population growth, demolitions from infill projects, and disaster recovery. The State's forecasts assume that increasing numbers of permits will be issued by local authorities, but if permits remain low, this will reduce the number of available workers in those areas. Furthermore, housing prices are expected to continue to increase and the State has a limited supply of affordable housing.

   The risk of a recession remains, and many households still have not recovered fully from the last recession, making it more difficult for them to weather a recession. Even under continued growth, the federal deficit is about $900 billion in 2019, is expected to exceed $1 trillion per year beginning in 2022, and the debt to GDP levels are increasing. In addition, federal tax reform and other federal fiscal policies are contributing to a growing federal deficit, which will constrain the federal government's options to address an economic recession.

   In the next recession, the deficit could rise much higher and force cuts to federal programs on which Californians depend.

   While the State projects a balanced budget through fiscal year 2022-23, several economic and budget risks threaten the State's fiscal condition, including the threat of recession, changes to federal fiscal policies, federal tax law changes, federal trade policy, the upcoming federal census count, possible federal government shutdowns, health care costs, housing constraints, capital gains volatility, debts and liabilities, climate change, cybersecurity risks and the significant unfunded liabilities of the two main State retirement systems, the California Public Employees' Retirement System ("CalPERS") and the California State Teachers' Retirement System ("CalSTRS"). Although the State has paid down a substantial amount of these debts in the past several years and has put in place plans to pay off all major State retirement-related liabilities over the next three decades, the State faces hundreds of billions of dollars in other long-term cost pressures, and debts and liabilities, including State retiree pension and health care costs.

   There can be no assurances that the State will not face fiscal stress and cash pressures again or that other changes in the State or national economies or in federal policies will not materially adversely affect the financial condition of the State.

   California--Government.

   California's Constitution provides for three separate branches of government: the legislative, the judicial and the executive. The Constitution guarantees the electorate the right to make basic decisions, including amending the Constitution and local government charters. In addition, California's voters may directly influence the State's government through the initiative, referendum and recall processes.

   Local Governments.

   The primary units of local government in California are the 58 counties, which range in population from less than 2,000 residents in Alpine County to over 10 million in Los Angeles County. Counties are responsible for the provision of many basic services, including indigent health care, welfare, jails, and public safety in unincorporated areas. There are also nearly 500 incorporated cities in California and thousands of special districts formed for education, utilities, and other services. Spending and revenues collected by the State or by local governments has shifted over the past decades.

   The fiscal condition of local governments has been constrained since Proposition 13, which added Article XIII A to the State Constitution, was approved by California voters in 1978. Proposition 13 reduced and limited the future growth of property taxes and limited the ability of local governments to impose "special taxes" (those devoted to a specific purpose) without two-thirds voter approval. Proposition 218, another constitutional amendment enacted by initiative in 1996, further limited the ability of local governments to raise taxes, fees, and other exactions. Counties, in particular, have had fewer options to raise revenues than many other local government entities, while they have been required to maintain many services.

   In the aftermath of Proposition 13, the State provided aid to local governments from the General Fund to make up some of the loss of property tax moneys, including assuming principal responsibility for funding K-12 schools and community colleges. During the recession of the early 1990s, the Legislature reduced the post-Proposition 13 aid to local government entities other than K-12 schools and community colleges by requiring cities and counties to transfer some of their property tax revenues to school districts. However, the Legislature also provided additional funding sources, such as sales taxes, and reduced certain mandates for local services funded by cities and counties.

   Proposition 218, a constitutional amendment approved by the voters in 1996, further limited the ability of local governments to raise taxes, fees, and other exactions. The limitations include requiring a majority vote approval for general local tax increases, prohibiting fees for services in excess of the cost of providing such service, and providing that no fee may be charged for fire, police, or any other service widely available to the public.

   The 2004 Budget Act, related legislation and the enactment of Proposition 1A in 2004 and Proposition 22 in 2010 further changed the State-local fiscal relationship. These constitutional and statutory changes implemented an agreement negotiated between the Governor and local government officials (the "state-local agreement") in connection with the 2004 Budget Act.

   As part of the state-local agreement, voters at the November 2004 election approved Proposition 1A. This Proposition amended the State Constitution to, among other things, reduce the Legislature's authority over local government revenue sources by placing restrictions on the State's access to local governments' property, sales, and vehicle license fees ("VLF") revenues as of November 3, 2004. Proposition 22, adopted on November 2, 2010, supersedes Proposition 1A and generally prohibits the Legislature from making changes in local government funding sources. Allocation of local transportation funds cannot be changed without an extensive process.

   The 2011 Budget Act included a major realignment of public safety programs from the State to local governments. The realignment was designed to move program and fiscal responsibility to the level of government that can best provide the service, eliminate duplication of effort, generate savings and increase flexibility. Proposition 30, approved by voters in November 2012, placed into the State Constitution the current statutory provisions transferring 1.0625 percent of the State sales tax to local governments to fund the "realignment" program for many services including housing criminal offenders. The sales tax provisions of Proposition 30 expired December 31, 2016; however, the personal income tax rates for high-income taxpayers, which were set to expire on December 31, 2018, were extended through tax year 2030 by Proposition 55 in the November 2016 election. Under specified conditions, beginning in fiscal year 2018-19, Proposition 55 also authorizes the use of up to $2 billion in a fiscal year from these revenues for health care.

   California Finances.

   The State's moneys are segregated into the General Fund and over 1,000 other funds, including special, bond, federal and other funds. The General Fund consists of revenues received by the State's Treasury and is not required by law to be credited to any fund and earnings from the investment of California moneys not allocable to another fund. The General Fund is the principal operating fund for the majority of governmental activities and is the depository of most of the major revenue sources of the State.

   The following is a summary of California's major revenue sources:

   o Personal Income Tax. The California personal income tax is closely modeled after the federal income tax law. It is imposed on net taxable income (gross income less exclusions and deductions), with rates ranging from 1 to 12.3 percent. In addition, a 1 percent surcharge is imposed on taxable income above $1 million and proceeds from such tax are dedicated to the Mental Health Services Fund. The personal income tax is adjusted annually for inflation. Personal, dependent, and other credits are allowed against the gross tax liability. Taxpayers may be subject to an alternative minimum tax ("AMT"), which is much like the federal AMT.

   Taxes on capital gains realizations, which are largely linked to stock market and real estate performance, can add a significant dimension of volatility to personal income tax receipts. Forecasting capital gains is extremely difficult, as the forecasts can change rapidly during a year due to abrupt changes in asset markets and the overall economy. For example, capital gains tax receipts accounted for nearly 9 percent of General Fund revenues and transfers in fiscal year 2007-08, but dropped below 5 percent in fiscal year 2008-09, and below 4 percent in fiscal year 2009-10. The volatility in these percentages is primarily due to an underlying volatility in the level of capital gains tax revenues, rather than to volatility in other General Fund revenues and transfers.

   o Sales Tax. The sales tax is imposed upon retailers for the privilege of selling tangible personal property in California. Most retail sales and leases are subject to the tax. However, exemptions have been provided for certain essentials such as food for home consumption, prescription drugs, gas delivered through mains and electricity. Other exemptions provide relief for a variety of sales ranging from custom computer software to aircraft. Effective January 1, 2019, the base State and local sales tax was 7.25 percent. Most cities and counties have increased the sales tax percentage in their jurisdiction above the base amount. On June 21, 2018, the Supreme Court in South Dakota v. Wayfair, Inc. overruled previous decisions which significantly limited states' legal authority to require out-of-state retailers to collect and remit use tax. The California Department of Tax and Fee Administration has announced that it will require out-of-state retailers to collect and remit use tax beginning on April 1, 2019 if their sales into California exceed $100,000 or 200 or more separate transactions. This is expected to result in additional General Fund tax revenue of $219 million in fiscal year 2018-19 and $554 million in fiscal year 2019-20.

   o Corporation Tax. The State's corporate tax revenue is derived from franchise tax, corporate income tax, additional taxes on banks and other financial corporations, a State alternative minimum tax, a tax on the profits of Sub-Chapter S corporations, and fees and taxes paid by limited liability companies.

   o Insurance Tax. The majority of insurance written in the State, subject to certain exceptions, is subject to a 2.35 percent gross premium tax.

   o Special Fund Revenues. The State Constitution and statutes specify the uses of certain revenues, and such receipts are accounted for in various special funds. While these funds are not directly available to repay State general obligation bonds, the General Fund may, when needed to meet cash flow needs, temporarily borrow from certain special funds. In general, special fund revenues comprise three categories of income: receipts from tax levies allocated to specified functions; charges for certain services provided by the State government; and rental royalties.

   o Taxes on Tobacco Products. Cigarette and tobacco taxes primarily affect special funds, though some goes to the General Fund.

   o Taxes on Cannabis Products. Voters approved Proposition 64 in November 2016, which legalized the recreational use of cannabis within California for persons age 21 and over, effective November 9, 2016. The measure also levies new excise taxes on the cultivation and retail sale of both recreational and medical cannabis as of January 1, 2018 to be spent for specific purposes.

   California Budget Process.

   California's fiscal year begins on July 1st and ends on June 30th of the following year. Under the California Constitution, money may be drawn from the Treasury only through an appropriation made by law. The primary source of the annual expenditure is the annual Budget Act as approved by the Legislature and signed by the Governor. The annual budget is proposed by the Governor by January 10 of each year for the next fiscal year (the "Governor's Budget"). California law requires the annual proposed Governor's Budget to provide for projected revenues equal to or in excess of projected expenditures for the ensuing fiscal year. Following the submission of the Governor's Budget, the Legislature takes up the proposal. During late spring, usually in May, the Department of Finance submits revised revenue and expenditure estimates (known as the May Revision) for both the current and budget years to the Legislature. The Budget Act, which follows the May Revision, must be approved by a majority vote of each House of the Legislature.

   Appropriations also may be included in legislation other than the Budget Act. With limited exceptions, bills containing General Fund appropriations must be approved by a two-thirds majority vote in each House of the Legislature and be signed by the Governor. Continuing appropriations, available without regard to fiscal year, may also be provided by statute or the California Constitution.

   The Governor may reduce or eliminate specific line items in the Budget Act or any other appropriations bill without vetoing the entire bill. Such individual line-item vetoes are subject to override by a two-thirds majority vote of each House of the Legislature.

   The Balanced Budget Amendment (Proposition 58, approved by the voters in
2004) requires the State to enact a balanced budget, establishes a special reserve in the General Fund, restricts future borrowings to cover budget deficits, and provides for mid-year budget adjustments if the budget falls out of balance. The Legislature may not pass a budget bill in which General Fund expenditures exceed estimated General Fund revenues and fund balances at the time of passage and as set forth in the budget bill. As a result of the requirements of Proposition 58, the State must, in some cases, take more immediate actions to correct budgetary shortfalls. For example, if, after passage of the Budget Act, the Governor determines that the State is facing substantial revenue shortfalls or spending deficiencies, the Governor is authorized to declare a fiscal emergency and propose legislation to address the emergency. The Legislature is called in to special session to address this proposal. If the Legislature fails to send legislation to the Governor to address the fiscal emergency within 45 days, it is prohibited from acting on any other bills or adjourning until fiscal legislation is passed. Such fiscal emergencies were declared in 2008, 2009, 2010, and 2011, and the Legislature was called into various special sessions to address budget shortfalls. Proposition 58 also prohibits certain future borrowings to cover budget deficits. These restrictions apply to general obligation bonds, revenue bonds and certain other forms of long-term borrowings, but do not apply to certain other types of borrowing, such as (i) short-term borrowing to cover cash shortfalls in the General Fund (including revenue anticipation notes or revenue anticipation warrants currently used by the State), or (ii) inter-fund borrowings.

   In addition to Proposition 58, a number of other laws and constitutional amendments have been enacted over the years, often through voter initiatives, which have made it more difficult to raise the State's taxes, have restricted the use of the General Fund or special fund revenues, or have otherwise limited the Legislature and Governor's discretion in enacting budgets. Examples of constraints on the budget process include Proposition 13 (requiring a two-thirds vote in each House of the Legislature to change California taxes enacted for the purpose of increasing revenues collected), Proposition 98 (requiring a minimum percentage of General Fund revenues be spent on local education), Proposition 49 (requiring expanded State funding for before and after school programs), Proposition 10 (raising taxes on tobacco products but mandating the expenditure of such revenues), Proposition 56 (further raising taxes on tobacco products and again mandating the expenditures of such revenues), Proposition 63 (imposing a 1 percent tax surcharge on taxpayers with annual taxable income of more than $1 million in order to fund mental health services and limiting the Legislature or Governor from redirecting funds now used for mental health services), Proposition 22 (restricting the ability of the State to use or borrow money from local governments and moneys dedicated to transportation financing, and prohibiting the use of excise taxes on motor vehicle fuels to offset General Fund costs of debt service on certain transportation bonds), Proposition 30 (transferring 1.0625 percent of State sales tax to local governments to fund realignment), and Proposition 39 (requiring corporations to base their State tax liability on sales in California). Proposition 25 was intended to end delays in the adoption of the annual budget by changing the legislative vote necessary to pass the budget bill from two-thirds to majority vote and requiring the legislators to forgo their pay if the Legislature fails to pass the budget bill on time. Proposition 2, passed in November 2014, changes the way the State pays down debt and saves money in reserves.

   California Budget.

   Budget deficits in California have recurred from year-to-year for over a decade prior to the 2013-14 fiscal year. Weakness in the State economy caused State tax revenues to decline precipitously, resulting in large budget gaps and cash shortfalls. In addition to the economic downturn in 2008, California's budget crises were also a result of State spending commitments funded by temporary spikes in revenues. Once revenues return to their normal trend or drop precipitously, these commitments cannot be sustained, and dramatic cuts to programs and/or tax increases sometimes have been required. Budgets were balanced using, at least in part, unrealized assumptions and onetime or temporary measures.

   California's budget challenges were exacerbated by a "wall of debt," which was an unprecedented level of debt, deferrals and budgetary obligations that accumulated for over a decade. The 2019 Budget allocates $4.5 billion to eliminate the remaining portion of the State's "wall of debt."

   As the State's economy has recovered since the last recession, the State's budgets have significantly expanded government spending. The State has paid down some of its debt and has addressed some long-standing problems--such as implementing plans to restore fiscal health to State pension plans and making improvements to the State's water system.

   The passage of Proposition 2 in November 2014 gives the State a means to seek to avoid repeating the prior boom-and-bust cycles. Under Proposition 2, spikes in capital gains are used, in part, to save money for the next recession through the establishment of a rainy day fund (otherwise known as the "Budget Stabilization Account" or the "BSA"), and to pay down the State's debts and liabilities. The Proposition also sets requirements as to how money in the rainy day fund is used and requires that the State provide multi-year budget forecasts to help better manage the State's longer term finances. It is estimated that the State will end the 2018-19 fiscal year with a BSA balance of $16.5 billion.

   Nonetheless, despite the significant budget improvements during the least several years, a number of risks threaten the State' financial condition. These risks include, but are not limited to, the threat of recession, potentially unfavorable changes to federal fiscal policies, federal tax law changes, federal trade policy, the upcoming federal census count, possible federal government shutdowns, health care costs, housing constraints, capital gains volatility, debts and liabilities, climate change and cybersecurity risks. There is also growing uncertainty related to the global and economic climate. The economy is in the longest period of expansion since the recovery after World War II, and another recession is ultimately inevitable. The stock market has been at an all-time high and has been volatile. A sudden fall would likely adversely affect investment and hiring decisions at California companies, even in the absence of a recession. The federal tax bill enacted in December 2017 made significant and complex changes to the federal tax laws beginning in 2018 that are expected to induce changes in taxpayer behavior that are not yet fully understood. Ongoing trade disputes with China and Mexico could have negative effects on the California economy as China and Mexico are among the State's top three trading partners. An undercount in the 2020 federal census could particularly disadvantage the State as federal funds are allocated based on population size and the State has the largest share of the population designated as "hard to count" compared to the rest of the U.S. The State's Medicaid program is one of the State's largest expenditures, and as the State continues to implement federal health care reform or as the federal government continues to make significant policy changes, the State's spending on health care costs could increase significantly and State budgetary spending could become more dependent on the inflation rate of health costs.

   The State also faces significant unfunded liability of the State's two main retirement systems, CalPERS and CalSTRS, in the tens of billions of dollars. The State has committed to significant increases in the annual payments of these two systems to reduce their unfunded liabilities. The State also has significant unfunded liability with respect to other postemployment benefits ("OPEB"). Strategies to prefund these costs were established in 2015 and today, nearly all state employees contribute toward prefunding OPEB costs.

   The discussion below of the fiscal year 2019-20 and 2018-19 budgets is based on estimates and projections of revenues and expenditures by the Governor's administration, and must not be construed as statements of fact. These estimates and projections are based upon various assumptions, which may be affected by numerous factors, including future economic conditions in California and the United States, and there can be no assurance that the estimates will be achieved. There can be no assurances that the State will not face fiscal stress and cash pressures again, or that other changes in the State or national economics or in State of federal policies will not materially adversely affect the State's financial condition.

   Fiscal Year 2019-20 Budget.

   Governor Newsom signed the fiscal year 2019-20 budget on June 27, 2019 (the "2019 Budget"). The 2019 Budget proposes a multi-year plan for the State to pay down debts and liabilities, increase the balance of the rainy day fund, invest in education, health care, housing and homelessness prevention and maintain a balanced budget through fiscal year 2022-23. The 2019 Budget prioritizes one-time investments, with 88 percent of new expenditures being temporary rather than ongoing.

   The 2019 Budget estimates total General Fund revenues and transfers to be $152.2 billion for fiscal year 2019-20. As in most years, the vast majority of the State's General Fund revenues and transfers are primarily from personal income tax, and to a lesser extent, sales and use and corporation taxes. The 2019 Budget estimates total General Fund expenditures to be $147.8 billion for fiscal year 2019-20. The 2019 Budget allocates $5.5 billion to the State's reserves in fiscal year 2019-20 and projects that the fiscal year will end with nearly $19.2 billion in reserves.

   The State continued to have hundreds of billions of dollars in liabilities for deferred maintenance on its aging infrastructure and for retiree health care benefits for State employees and various pension benefits. These retirement liabilities have continued to grow due to poor investment returns and changes in investment returns. Without additional action, paying off retirement liabilities would require an increasing portion of the State budget. The 2019 Budget proposes an extra payment of $9 billion over the next four years to pay down unfunded pension liabilities. The 2019 Budget also includes $4.5 billion to eliminate the "wall of debt."

   Despite the recent budgetary improvements, a number of risks threaten the State's fiscal condition. The State continues to need to address unfunded retiree benefits. In addition, California's revenues (particularly the personal income tax) can be volatile and correlate to overall economic conditions. Sudden tax revenue declines could return with little warning.

   Fiscal Year 2018-19 Budget.

   Governor Brown signed the fiscal year 2018-19 budget on June 27, 2018 (the "2018 Budget"). The 2018 Budget included a multi-year plan that is balanced through fiscal year 2021-22, provided for the rainy day fund to reach its maximum constitutional goal for fiscal year 2018-19, and continued to pay down budgetary debt from past years.

   Under revised estimates, the State estimates that total General Fund revenues and transfers were $138 billion for fiscal year 2018-19, an increase of approximately $3.7 billion compared to the prior fiscal year. As the Legislative Analyst Office ("LAO") noted, a large portion of the revenue increase would be offset by formula-driven constitutional spending requirements and other increases resulting from caseload changes and federal requirements.

   Under revised estimates, the State estimated that General Fund expenditures were $142.7 billion for fiscal year 2018-19. The biggest expenditures from the General Fund were in K-12 education programs ($57.8 billion), health and human services ($36.2 billion) and higher education ($16.4 billion). The 2018 Budget included almost $4 billion in one-time General Fund spending, focused on infrastructure, homelessness and mental health.

   The 2019 Budget estimates that fiscal year 2018-19 ended with $20.6 billion in total reserves. While the State's reserves have increased, as the LAO noted, the current level of reserves is not sufficient to fully cover the costs of a moderate or severe recession. If the State faces a recession in the coming years, the State would need to take many billions of dollars in actions over a multiyear period to bring the budget back into balance.

   The State continues to have hundreds of billions of dollars in liabilities for deferred maintenance on its aging infrastructure and for retiree health care benefits for State employees and various pension benefits. These retirement liabilities have continued to grow due to poor investment returns and changes in investment returns. Without additional action, paying off retirement liabilities would require an increasing portion of the State budget.

   Municipal Bankruptcies.

   Municipalities in California may declare bankruptcy, which increases the risk of default on municipal bonds. According to the LAO, except for K-12 education, the State does not have a significant role in monitoring the fiscal health of localities. Instead, the responsibility for reviewing local government fiscal conditions rests with local communities.

   California provides its local governments with broad authority to file for Chapter 9 bankruptcy, but generally requires cities, counties and special districts to engage in a "neutral evaluation" process prior to filing for Chapter 9 relief. When a local government files for Chapter 9, the locality receives an "automatic stay" that stops the collection activity by creditors and protects the locality from litigation. A court must determine if the locality is eligible for Chapter 9 protection, and, if so, the locality must develop a plan of adjustment. Creditors and the court must approve the plan adjustment. Once the court approves the plan of adjustment, it creates a new contractual agreement between the locality and its creditors. The Chapter 9 process can take several years to be resolved.

   California municipalities have previously filed for bankruptcy and continue to be at risk for Chapter 9 bankruptcy as retirement liabilities increase at the local level. The use of Chapter 9 bankruptcy filings by local governments could have an impact on creditors and parties with whom they contract, including bondholders. In addition, bankruptcies at the local level could impact the State's overall fiscal outlook.

   Ratings.

   The State's fiscal situation increases the risk of investing in California municipal securities, including the risk of potential issuer default, and also heightens the risk that the prices of California municipal securities, and the NAV of the underlying closed-end funds, will experience greater volatility.


   Fitch, S&P, and Moody's assign ratings to California's long-term general obligation bonds, which represent their opinions as to the quality of the municipal bonds they rate. The ratings are general and not absolute standards of quality. Consequently, municipal bonds with the same maturity, coupon and rating may have different yields while obligations with the same maturity and coupon with different ratings may have the same yields. In 2009 and 2010, California's general obligation bond ratings were significantly downgraded by Moody's (to
Baa1), S&P (to A-), and Fitch (to BBB). The State's credit ratings had not been that low since 2003 and 2004. Since 2010, the credit ratings have been increasing, though the State has one of the lowest bond ratings of any state. In June 2014, Moody's raised the State's general obligation rating to "Aa3" and raised the state's rating again in October 2019 to Aa2; in July 2015, S&P raised the State's general obligation credit rating to "AA-", the State's highest rating from S&P since 2000; and Fitch raised the rating to "AA-" in August 2016. However, these upward revisions reflected a recalibration of certain public finance ratings and did not reflect a change in credit quality of the issuer or issuers.


   There can be no assurance that such ratings will be maintained in the future. The State's credit rating, and any future revisions or withdrawal of a credit rating, could have a negative effect on the market price of the State's general obligation bonds, as well as notes and bonds issued by California's public authorities and local governments. Lower credit ratings make it more expensive for the State to raise revenue, and in some cases, could prevent the State from issuing general obligation bonds in the quantity otherwise desired. Further, downgrades can negatively impact the marketability and price of securities held by the underlying closed-end funds.

   California Indebtedness and Other Obligations.

   California's Treasurer is responsible for the sale of debt obligations of the State and its various authorities and agencies. The State has always paid when due the principal of and interest on its general obligation bonds, general obligation commercial paper notes, lease-revenue obligations and short-term obligations.

   As of January 1, 2019, the State had approximately $82 billion of outstanding general obligation bonds and lease revenue bonds payable principally from the General Fund or from lease payments paid from the operating budget of the respective lessees, which operating budgets are primarily, but not exclusively, derived from the General Fund. As of January 1, 2019, there were approximately $37.1 billion of authorized and unissued long-term voter-approved general obligation bonds, which when issued will be payable principally from the General Fund and approximately $6.4 billion for authorized but unissued lease-revenue bonds.

   Current State debt obligations include:

   o General Obligation Bonds. California's Constitution prohibits the creation of general obligation indebtedness of California unless a bond measure is approved by a majority of the electorate voting at a general election or direct primary. Each general obligation bond act provides a continuing appropriation from the General Fund of amounts for the payment of debt service on the related general obligation bonds, subject under State law only to the prior application of moneys in the General Fund to the support of the public school system and public institutions of higher education. Under California's Constitution, the appropriation to pay debt service on the general obligation bonds cannot be repealed until the principal and interest on the bonds have been paid. Certain general obligation bond programs, called "self-liquidating bonds," receive revenues from specified sources so that moneys from the General Fund are not expected to pay debt service, but the General Fund will pay the debt service if the specified revenue source is not sufficient. The principal self-liquidating general obligation bond program is the veteran general obligation bonds, supported by mortgage repayments from housing loans made to military veterans. General obligation bonds are typically authorized for infrastructure and other capital improvements at the State and local level. Pursuant to the State Constitution, general obligation bonds cannot be used to finance State budget deficits.

   As of January 1, 2019, the State had authorized and outstanding approximately $73.9 billion aggregate principal amount of long-term general obligation bonds, of which approximately $73.1 billion were payable primarily from the State's General Fund, and approximately $764.1 million were "self-liquidating" bonds payable first from other special revenue funds. As of January 1, 2019, there were unused voter authorizations for the future issuance of approximately $38.3 billion long-term general obligation bonds, some of which may first be issued as commercial paper notes. Of this unissued amount, approximately $37.1 billion were payable primarily from the General Fund, and approximately $1.2 billion were "self-liquidating" bonds payable first from other special revenue funds.

   o Variable Rate General Obligations Bonds. The general obligation bond law permits the State to issue as variable rate indebtedness up to 20 percent of the aggregate amount of long-term general obligation bonds outstanding.

   As of January 1, 2019, the State had outstanding approximately $3.9 billion principal amount of variable rate general obligation bonds, representing about
5.3 percent of the State's total outstanding general obligation bonds. If the approximately $1.7 billion of variable rate general obligation bonds having mandatory tender dates cannot be remarketed or refunded on or prior to their respective scheduled mandatory tender dates, there is no default but the interest rate on the bonds not remarketed or refunded on or prior to such date would be increased, in most cases in installments, on or after the applicable scheduled mandatory tender date subject to a maximum interest rate for such bonds that may be less than the statutory maximum interest rate for the bonds, until such bonds can be remarketed or refunded or are paid at maturity. The State is obligated to redeem, on the applicable purchase date, any weekly and daily variable rate demand obligations ("VRDOs") tendered for purchase if there is a failure to pay the related purchase price of such VRDOs on such purchase date from proceeds of the remarketing thereof, or from liquidity support related to such VRDOs. The State has not entered into any interest rate hedging contracts in relation to any of its variable rate general obligation bonds.

   o General Obligation Commercial Paper Program. Pursuant to legislation enacted in 1995, voter-approved general obligation indebtedness may be issued either as long-term bonds or, for some but not all bond acts, as commercial paper notes. Commercial paper notes may be renewed or refunded by the issuance of long-term bonds. The State uses commercial paper notes to provide flexibility for bond programs, such as to provide interim funding of voter-approved projects and to facilitate refunding of variable rate bonds into fixed rate bonds. Commercial paper notes are not included in the calculation of permitted variable rate indebtedness described above under "Variable Rate General Obligation Bonds" and are not included in the figures provided above under "General Obligation Bonds." As of January 1, 2019, a total of $2.2 billion in principal amount of commercial paper notes is authorized under agreements with various banks.

   o Bank Arrangements. In connection with VRDOs and the commercial paper program ("CP"), the State has entered into a number of reimbursement agreements or other credit agreements with a variety of financial institutions. These agreements include various representations and covenants of the State, and the terms by which the State would be required to pay or repay any obligations thereunder. To the extent that VRDOs or CP offered to the public cannot be remarketed over an extended period (whether due to downgrades of the credit ratings of the institution providing credit enhancement or other factors) and the applicable financial institution is obligated to purchase VRDOs or CP, interest payable by the State pursuant to the reimbursement agreement or credit agreement would generally increase over current market levels relating to the VRDOs or CP, and, with respect to VRDOs, the principal repayment period would generally be shorter than the period otherwise applicable to the VRDOs. In addition, after the occurrence of certain events of default as specified in a credit agreement, payment of the related VRDOs may be further accelerated and payment of related CP, as applicable, may also be accelerated and interest payable by the State on such VRDOs or CP could increase significantly.

   o Lease-Revenue Obligations. The State builds and acquires facilities through the issuance of lease-revenue obligations, in addition to general obligation bonds. Such borrowing must be authorized by the Legislature in a separate act or appropriation. Under these arrangements, the State Public Works Board ("SPWB"), another State or local agency or a joint powers authority uses proceeds of bonds to pay for the acquisition or construction of facilities, such as office buildings, university buildings, courthouses or correctional institutions. These facilities are leased to State agencies, the California State University or the Judicial Council under a long-term lease that provides the source of revenues that are pledged to the payment of the debt service on the lease-revenue bonds. Under applicable court decisions, such lease arrangements do not constitute the creation of "indebtedness" within the meaning of State Constitutional provisions that require voter approval. As of January 1, 2019, the State had lease revenue obligations of approximately $8.9 billion for supported issues outstanding from the General Fund and approximately $6.4 billion for authorized but unissued bonds.

   o Non-Recourse Debt. Certain State agencies and authorities issue revenue obligations for which the General Fund has no liability. These revenue bonds represent obligations payable from the State's revenue-producing enterprises and projects (e.g., among other revenue sources, taxes, fees and/or tolls) and conduit obligations payable from revenues paid by private users or local governments of facilities financed by the revenue bonds. In each case, such revenue bonds are not payable from the General Fund. The enterprises and projects include transportation projects, various public works projects, public and private educational facilities, housing, health facilities and pollution control facilities. State agencies and authorities had approximately $66.9 billion aggregate principal amount of revenue bonds and notes which are non-recourse to the General Fund outstanding as of December 31, 2018.

   o Build America Bonds. In February 2009, the U.S. Congress enacted certain new municipal bond provisions as part of the American Recovery and Reinvestment Act, which allows municipal issuers such as the State to issue Build America Bonds ("BABs") for new infrastructure investments. BABs are bonds whose interest is subject to federal income tax, but the U.S. Treasury will repay to the State an amount equal to 35 percent of the interest cost on any BABs issued during 2009 and 2010. The BAB subsidy payments from general obligation bonds are General Fund revenues to the State, while subsidy payments for lease-revenue bonds are deposited into a fund which is made available to the SPWB for any lawful purpose. In neither instance are the subsidy payments specifically pledged to repayment of the BABs to which they relate. The cash subsidy payment with respect to the BABs, to which the State is entitled, is treated by the Internal Revenue Service as a refund of a tax credit and such refund may be offset by the Department of Treasury by any liability of the State payable to the federal government. None of the State's BAB subsidy payments to date have been reduced because of such an offset.

   Between April 2009 and December 2010, the State issued approximately $13.5 billion of BAB general obligation bonds and the SPWB issued $551 million of BAB lease-revenue bonds (of which $150 million have been redeemed). The aggregate amount of the subsidy payments expected to be received from fiscal year 2018-19 through the maturity of these bonds (mostly 20 to 30 years from issuance) based on the 35 percent subsidy rate is approximately $6.4 billion for the general obligation BABs and $157.8 million for the SPWB lease-revenue BABs.

   Pursuant to federal budget legislation, beginning on March 1, 2013, the federal government's BAB subsidy payments were reduced as part of a "sequestration" of many program expenditures. The amount of the reduction of the BAB subsidy payment has been less than $30 million annually and is presently scheduled to continue until 2025, although U.S. Congress can terminate or modify it sooner, or extend it. None of the BAB subsidy payments are pledged to pay debt service for the general obligation and SPWB BABs, so this reduction will not affect the State's ability to pay its debt service on time, nor have any material impact on the General Fund.

   o Future Issuance Plans. Based on estimates from the Department of Finance, as well as updates from the State Treasurer's Office, approximately $4.2 billion of new money general obligation bonds (some of which may initially be in the form of commercial paper notes) and approximately $1.2 billion of lease-revenue bonds are expected to be issued in fiscal year 2019-20. These estimates will be updated by the State's Treasurer's Office based on information provided by the Department of Finance with respect to the updated funding needs of, and actual spending by, departments. In addition, the actual amount of bonds sold will depend on other factors such as overall budget constraints, market conditions and other considerations. The State also expects to issue refunding bonds as market conditions warrant.

   The ratio of debt service on general obligation and lease-revenue bonds supported by the General Fund, to annual General Fund revenues and transfers (the "General Fund Debt Ratio"), can fluctuate as assumptions for future debt issuance and revenue projections are updated from time to time. Any changes to these assumptions will impact the projected General Fund Debt Ratio. Based on the revenue estimates contained in the Governor's 2019-20 proposed budget (the "2019 Proposed Budget") and bond issuance estimates referred to in the preceding paragraph, the General Fund Debt Ratio is estimated to equal approximately 5.9 percent in fiscal year 2018-19 and 5.7 percent in fiscal year 2019-20.

   The General Fund Debt Ratio is calculated based on the amount of debt service expected to be paid, without adjusting for receipts from the U.S. Treasury for the State's current outstanding general obligation and lease-revenue BABs or the availability of any special funds that may be used to pay a portion of the debt service to help reduce General Fund costs. The total of these offsets is estimated at approximately $1.9 billion for fiscal year 2018-19 and $2.5 billion for fiscal year 2019-20. Including the estimated offsets reduces the General Fund Debt Ratio to 4.5 percent in fiscal year 2018-19 and 4 percent in fiscal year 2019-20. The actual General Fund Debt Ratio in future fiscal years will depend on a variety of factors, including actual debt issuance (which may include additional issuance approved in the future by the Legislature and, for general obligation bonds, the voters), actual interest rates, debt service structure, and actual General Fund revenues and transfers.

   o Tobacco Settlement Revenue Bonds. In 1998, the State signed a settlement agreement (the "MSA") with four major cigarette manufacturers (the "participating manufacturers"). Under the MSA, the participating manufacturers agreed to make payments to the State in perpetuity. Under a separate Memorandum of Understanding, half of the payments made by the cigarette manufacturers will be paid to the State and half to local governments, subject to certain adjustments.

   In 2002, the State established a special purpose trust to purchase tobacco assets and to issue revenue bonds secured by the tobacco settlement revenues. Legislation in 2003 authorized a credit enhancement mechanism that requires the Governor to request an appropriation from the General Fund in the annual Budget Act to pay debt service and other related costs in the event tobacco settlement revenues and certain other amounts are insufficient. The Legislature is not obligated to make any General Fund appropriation so requested.

   The credit enhancement mechanism only applies to certain tobacco settlement bonds that were issued in 2005, 2013, 2015 and 2018 with an outstanding principal amount of approximately $2.1 billion (the "Enhanced Bonds"). The Enhanced Bonds are neither general nor legal obligations of the State or any of its political subdivisions and neither the faith and credit nor the taxing power nor any other assets or revenues of the State or any of its political subdivisions shall be pledged to the payment of the Enhanced Bonds. However, as described above, the State committed to request the Legislature for a General Fund appropriation in the event there are insufficient tobacco settlement revenues to pay debt service with respect to the Enhanced Bonds, and certain other available amounts, including the reserve fund for the Enhanced Bonds, are depleted. Every enacted budget since 2003 has included this appropriation, but use of the appropriated moneys has never been required.

   Draws on the reserve funds for the Enhanced Bonds in the amount of approximately $7.9 million were used to make required debt service payments on the 2005 bonds in 2011 and 2012. In April 2013, the reserve fund was replenished in full from tobacco revenues. As of December 31, 2018, the balance of the reserve fund for the Enhanced Bonds was $154.6 million. If, in any future year, the tobacco settlement revenues are less than the required debt service payments on the Enhanced Bonds in such year, additional draws on the reserve funds will be required and at some point in the future the reserve funds may become fully depleted. The State is not obligated to replenish the reserve funds from the General Fund, or to request an appropriation to replenish the reserve funds.

   o Office of Statewide Health Planning and Development Guarantees. The Office of Statewide Health Planning and Development of the State of California ("OSHPD") insures loans and bond issues for the financing and refinancing of construction and renovation projects for nonprofit and publically-owned healthcare facilities. This program is currently authorized by statute to insure up to $3 billion for health facility projects.

   State law established the Health Facility Construction Loan Insurance Fund (the "Construction Fund") as a trust fund which is continuously appropriated and may only be used for purposes of this program. The Construction Fund is used as a depository of fees and insurance premiums and any recoveries and is the initial source of funds used to pay administrative costs of the program and shortfalls resulting from defaults by insured borrowers. If the Construction Fund is unable to make payment on an insured loan or bond, State law provides for the State Treasurer to issue debentures to the holders of the defaulted loan or bond which are payable on parity with State general obligation bonds. The Construction Fund is liable for repayment to the General Fund of any money paid from the General Fund. All claims on insured loans to date have been paid from the Construction Fund and no debentures have been issued.

   As of November 30, 2018, OSHPD insured 82 loans to nonprofit or publicly owned health facilities throughout California for approximately $1.7 billion, and a cash balance of approximately $161 million. The actuarial study of the Construction Fund as of June 30 2016, was completed in August 2018 (the "2016 actuarial study"). Based upon a number of assumptions, the 2016 actuarial study concluded, among other things, that the Construction Fund appeared to be sufficient under the "expected scenario" to maintain a positive balance until at least fiscal year 2045-46. Even under the "most pessimistic scenario," the 2016 actuarial study found that there was a 70 percent likelihood that the Construction Fund's reserves as of June 30, 2016 would protect against any General Fund losses until at least fiscal year 2026-27, and a 90 percent likelihood that the Construction Fund's reserves as of June 30, 2016 would protect against any General Fund losses until at least fiscal year 2021-22. There can be no assurances that the financial condition of the Construction Fund has not materially declined since the 2016 actuarial study.

   In December 2016, OSHPD, the Department of Finance, and the State Treasurer entered into a memorandum of understanding that outlined the processes for the
(i) issuance of debentures; (ii) payment of debentures from the General Fund should the Construction Fund fail to pay the debentures; and (iii) repayment to the General Fund for any money paid for debentures.

   o Cash Flow Borrowings. The majority of General Fund receipts are received in the latter part of the fiscal year. Disbursements from the General Fund occur more evenly throughout the fiscal year. The State's cash management program customarily addresses this timing difference by making use of internal borrowing and by issuing short-term notes in the capital markets when necessary.

   Internal Borrowing. The General Fund is currently authorized by law to borrow for cash management purposes from more than 700 of the State's approximately 1,300 other funds in the State Treasury (the "Special Funds"). Total borrowing from Special Funds must be approved quarterly by the Pooled Money Investment Board ("PMIB"). The State Controller submits an authorization request to the PMIB quarterly, based on forecasted available funds and borrowing needs. The Legislature may from time to time adopt legislation establishing additional authority to borrow from Special Funds. As of the 2019 Proposed Budget, the General Fund is projected to have up to approximately $30 billion of internal funds (excluding the BSA, the Special Fund for Economic Uncertainties ("SFEU") and the Budget Deficit Savings Account) available during the remainder of fiscal years 2018-19 and 2019-20. One fund from which moneys may be borrowed to provide additional cash resources to the General Fund is the BSA, which increased to $11.2 billion in September 2018 and is expected to increase to $13.5 billion at the end of fiscal year 2018-19. The State also may transfer funds into the General Fund from the SFEU, which is not a special fund.

   External Borrowing. External borrowing is typically done with revenue anticipation notes ("RANs") that are payable not later than the last day of the fiscal year in which they are issued. Prior to fiscal year 2015-16, RANs had been issued in all but one fiscal year since the mid-1980s and have always been paid at maturity. No RANs were issued in fiscal years 2015-16 through 2018-19 or are planned to be issued in fiscal year 2019-20. The State also is authorized under certain circumstances to issue revenue anticipation warrants ("RAWs") that are payable in the succeeding fiscal year. The State issued RAWs to bridge short-term cash management shortages in the early 1990s and early 2000s.

   RANs and RAWs are both payable from any "Unapplied Money" in the General Fund on their maturity date, subject to the prior application of such money in the General Fund to pay Priority Payments. "Priority Payments" consists of: (i) the setting apart of State revenues in support of the public school system and public institutions of higher education (as provided in Section 8 of Article XVI of the State Constitution); (ii) payment of the principal of and interest on general obligation bonds and general obligation commercial paper notes of the State as and when due; (iii) a contingent obligation for General Fund payments to local governments for certain costs for realigned public safety programs if not provided from a share of State sales and use taxes, as provided in Article XIII, Section 36 of the State Constitution, enacted by Proposition 30; (iv) reimbursement from the General Fund to any special fund or account to the extent such reimbursement is legally required to be made to repay borrowings therefrom pursuant to California Government Code Sections 16310 or 16418; and (v) payment of State employees' wages and benefits, required State payments to pension and other State employee benefit trust funds, State Medi-Cal claims, lease payments to support lease-revenue bonds, and any amounts determined by a court of competent jurisdiction to be required by federal law or the State Constitution to be paid with State warrants that can be cashed immediately.

   The State entered fiscal year 2017-18 with General Fund internal loans of $4.8 billion as of June 30, 2017. The State's cash flow projections for fiscal year 2017-18 indicated that internal resources would be sufficient and available to meet the normal peaks and valleys of the State's cash needs, while maintaining a cushion at all times of at least $2.5 billion. Accordingly, the State did not issue any RANs in fiscal year 2017-18, the third consecutive year in which external borrowing was not required.

   The State's cash position was strong entering fiscal year 2018-19, as the General Fund ended the previous year with a positive cash balance of $5.5 billion. Cash flow projections for the balance of the fiscal year show no plan for a RAN borrowing to manage cash requirements, with an estimated cash cushion of unused internal borrowable resources of at least $26 billion at the end of each month.

   State fiscal officers constantly monitor the State's cash position and if it appears that cash resources may become inadequate (including the maintenance of a projected cash reserve of at least $2.5 billion at any time), they will consider the use of other cash management techniques, including seeking additional legislation.

   o Retirement Liabilities. The two main State pension funds, CalPERS and CalSTRS, each face unfunded future liabilities in the tens of billions of dollars. The 2019 Budget estimates the State's unfunded pension liability for CalPERS and CalSTRS to be $59.7 billion and $33.4 billion, respectively). As of June 30, 2018, the funded status for CalPERS and CalSTRS was 70 percent and 66 percent, respectively. The State also has significant unfunded liability with respect to other post-employment benefits ("OPEB").

   If the State does not take action concerning these liabilities soon, the extra costs needed to retire these unfunded liabilities over the next few decades will likely increase dramatically. Lower than expected investment returns have been a primary reason for the growth of unfunded pension liabilities in the last decade. There has also been benefit increases that are implemented retroactively, and demographic and pay changes among employees and retirees. In addition, the State has very little flexibility under case law to alter benefit and funding arrangements for current employees. Generally, pension benefit packages, once promised to an employee, cannot be reduced, either retrospectively or prospectively. There can be no assurance that the State's annual required contributions to CalPERS and CalSTRS will not significantly increase in the future. Recent legislation with respect to both CalPERS and CalSTRS and changes in actuarial assumptions and funding methodologies are expected to result in significant annual increases in the amount the State is required to pay from the General Fund for the foreseeable future. The actual amount of any increase will depend on a variety of factors, including, but not limited to, investment returns, actuarial assumptions, experience and retirement benefit adjustments. In addition, governments typically do not "pre-fund" their retiree health liabilities. This means that future taxpayers may bear a larger cost burden for these benefits. Unlike pensions, there are no investment returns under this type of funding structure to cover a large portion of benefit costs.

   o Health Care Reform. California's implementation of the Affordable Care Act included the mandatory and optional Medi-Cal expansions. The mandatory Medi-Cal expansion simplified eligibility, enrollment, and retention rules that make it easier to get and stay on Medi-Cal. The optional expansion of Medi-Cal extended eligibility to adults without children, and to parent and caretaker relatives with incomes up to 138 percent of the federal poverty level.

   The 2019 Proposed Budget estimates that in fiscal year 2019-20, approximately
3.8 million Californians will have health insurance through the optional expansion of Medi-Cal, and 1.4 million through the State's insurance exchange. The 2019 Proposed Budget includes costs of $20 billion ($2.2 billion from the General Fund) in fiscal year 2019-20 for the optional expansion. The federal government paid nearly 100 percent of the costs of this expansion for fiscal years 2013-14 through 2015-16. As of January 1, 2019, California is responsible for 6 percent of these costs, with California's contribution gradually increasing each fiscal year until fiscal year 2020-21, when the State will pay 10 percent of the total costs. By fiscal year 2020-21, the General Fund share for the optional expansion is projected to be $2.6 billion.

   The 2019 Proposed Budget does not include the extension of the Managed Care Organization ("MCO") tax in fiscal year 2019-20. Federal Medicaid regulations allow states to impose certain health care-related taxes on plans or providers as long as certain conditions are met. The revenue from these taxes serve as the non-federal share of spending for health care services in a state's Medicaid program, which allows the state to draw down additional federal funding and reduce General Fund expenditures. Effective July 1, 2016, a tax on the enrollment of Medi-Cal managed care plans and commercial health plans is authorized until June 30, 2019. The 2019 Proposed Budget assumes net savings of $1.4 billion in fiscal year 2018-19 and $583 million in fiscal year 2019-20 from the MCO tax. (The fiscal year 2019-20 savings are due to a one-quarter lag resulting from Medi-Cal's cash basis budgeting).

   The 2019 Proposed Budget includes a statewide requirement for California residents to obtain comprehensive health care coverage or pay a penalty consistent with the federal penalties originally outlined under the Affordable Care Act. Funds raised by the state penalties will be dedicated to expanding subsidies for coverage on the state health insurance market place for households with incomes between 250 and 600 percent of the federal poverty line. The state mandate and subsidies are expected to prevent increases to the State's uninsured rate, reduce growth in health care premiums, and promote utilization of preventative care by strengthening the incentives in the Affordable Care Act and stabilizing the individual market. A state mandate may also have positive impacts on the budgets of counties and other safety-net providers who treat the indigent and uninsured. Penalty revenues and specific subsidy design are currently unknown and the 2019 Proposed Budget does not assume any fiscal impacts in fiscal year 2019-20.

   Litigation

   The State is a party to numerous legal proceedings, many of which normally occur in governmental operations. In addition, the State is involved in certain other legal proceedings (described in California's recent financial statements) that, if decided against the State might require the State to make significant future expenditures or substantially impair future revenue sources. Because of the prospective nature of these proceedings, it is not presently possible to predict the outcome of such litigation, estimate the potential impact on the ability of the State to pay debt service costs on its obligations, or determine what impact, if any, such proceedings may have on the California Series.

   New York Risk Factors.


   The New York Series invests in funds that invest primarily in New York municipal securities. Accordingly, the Portfolio is susceptible to certain factors that could adversely affect issuers of New York municipal obligations. The ability of issuers to pay interest on, and repay principal of, New York municipal obligations may be affected by: (1) amendments to the Constitution of the State of New York ("State") and other statutes that limit the taxing and spending authority of New York government entities; (2) the general financial and economic profile as well as the political climate of the State, its public authorities and political subdivisions; and (3) a change in New York laws and regulations or subsequent court decisions that may affect, directly or indirectly, New York municipal obligations. The New York Series' yield and share price is sensitive to these factors as one or more of such factors could undermine New York issuers' efforts to borrow, inhibit secondary market liquidity, erode credit ratings and affect New York issuers' ability to pay interest on, and repay principal of, New York municipal obligations. Furthermore, it should be noted that the creditworthiness of obligations issued by local New York issuers may be unrelated to the creditworthiness of obligations issued by the State and the City of New York ("City"), and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.


   Summarized below are important financial concerns relating to the New York Series' investments in funds investing in New York municipal obligations. This section is not intended to be an entirely comprehensive description of all risks involved in investing in New York municipal obligations. The information in this section is intended to give a recent historical description and is not intended to indicate future or continuing trends in the financial or other positions of the State and the City. It should be noted that the information recorded here primarily is based on the economic and budget forecasts and economic risks found in certain reports issued by the State, the City and the Metropolitan Transportation Authority ("MTA"). The accuracy and completeness of the information in those reports have not been independently verified. The resources used to prepare the disclosure related to the MTA, the City, the State and the U.S. economy were published between July 2018 and May 2019. Since the time that such resources were published, there may have been, and may yet be, significant changes in circumstances altering the economic and budget predictions found in those resources and presented here. In addition, it is important to note that many of the dollar amounts referenced in this section have been truncated to one digit after the decimal and rounded up or down to the appropriate dollar denomination. Because such dollar amounts generally reference large sums of money (e.g., millions or billions of dollars), the truncation and/or rounding of such dollar amounts may significantly differ from the untruncated and unrounded dollar amounts.

   State Economy

   The State has a diverse economy with a relatively large share of the nation's financial activities, employment in the information, health services and education sectors, but a rather small share of the nation's farming and mining activity. The State has the fourth highest population in the nation, and its residents have a comparatively high level of personal wealth. The most significant sectors of the State's economy differ from those of the national economy. Travel and tourism comprise a significant part of the economy. The State's location, airport facilities and natural harbors have made it an essential link in international commerce. Manufacturing and construction account for smaller shares of employment for the State than for the nation, while service industries account for a larger share. Like the rest of the nation, New York has a declining proportion of its workforce engaged in manufacturing and an increasing proportion engaged in service industries. The financial activities sector share of total State wages is particularly large relative to the nation. During an economic recession that is concentrated in construction and manufacturing, the State is likely to be less affected than the nation as a whole; however, the State is more likely to be affected during a recession that is concentrated in the services sector. The City has the highest population of any city in the nation and is the center of the nation's largest metropolitan area. The City accounts for a large percentage of the State's residents and personal income.

   The discussion that follows regarding the status of the U.S. and State economies is primarily based on information published by the State Division of the Budget ("DOB") no later than March 2019. All predictions and past performance information regarding the U.S. and State economies contained in this subsection were made on or before that date even though they may be stated in the present tense and may no longer be accurate.

   DOB projects real growth in U.S. Gross Domestic Product ("GDP") of 2.4 percent for calendar year 2019, following estimated growth of 2.9 percent for calendar year 2018. Global economic data indicate further weakening to come, putting downward pressure on inflation. This could keep the Federal Reserve cautious with respect to further increases in the Federal funds rate. The projected quarterly growth path for U.S. real GDP has been altered by the impact of the 2018-2019 partial Federal government shutdown. The partial Federal government shutdown lasted five weeks, from December 22, 2018, through January 25, 2019, making it the longest in U.S. history. Almost 800,000 Federal government workers were either furloughed or worked without pay; based on Congressional Budget Office estimates, a total of approximately $18 billion in Federal discretionary spending was delayed.

   The State's private sector job growth appears to be stabilizing at a historically healthy rate. Following 1.5 percent growth for calendar year 2017, the first half of calendar year 2018 had slightly stronger growth of 1.6 percent. However, the State economy will not be immune to slowing global growth and a weakening national economy going forward. Indeed, preliminary data for the second half of calendar year 2018 indicate a slight decrease from the first half of 2018, resulting in estimated growth of 1.4 percent for all of 2018, representing an upward revision of 0.1 percent from the Enacted Budget Financial Plan for Fiscal Year 2019 ("2019 Budget") forecast. Slower growth of 1.3 percent is projected for 2019 as national and global economic growth moderates, which represents an upward revision of 0.1 percent above the 2019 Budget forecast.

   Finance and insurance sector bonuses, which at the time of the 2019 Budget forecast were expected to decline by 1.9 percent in fiscal year 2019, have been revised downward and are now expected to decline by 14.7 percent for fiscal year 2019. The estimated decline in finance and insurance sector bonuses in fiscal year 2019 is attributable to weaker estimates of Wall Street's calendar year 2018 revenue performance, and evidence that one-time bonus payments in fiscal year 2018 were likely stronger than originally estimated. Finance and insurance sector bonus growth of 0.2 percent is projected for fiscal year 2020.

   Revised quarterly census data indicated weaker bonus growth, but stronger non-bonus wage growth for the second half of 2018. Underlying non-bonus wage growth is projected at 4.8 percent for fiscal year 2019, with 4.2 percent growth now projected for fiscal year 2020. On balance, total State wage growth of 3.2 percent is projected for fiscal year 2019, representing a 0.4 percentage point downward revision from the 2019 Budget forecast, while wage growth of 3.8 percent is projected for fiscal year 2020.

   There can be no assurance that the State economy will not experience results worse than those predicted in the 2019 fiscal year or subsequent fiscal years, with related material and adverse effects on the State's estimates of receipts and disbursements.

   State Budget

   Each year, the Governor is required to provide the State Legislature with a balanced executive budget which constitutes the proposed State financial plan for the ensuing fiscal year. The State's fiscal year for 2019 ended on March 31, 2019 (the "2019 fiscal year"). The State's fiscal year for 2020 runs from April 1, 2019 to March 31, 2020 (the "2020 fiscal year"). The Governor's executive budget is required to be balanced on a cash basis and that is the primary focus of DOB in preparing the financial plan for the State. State finance law also requires the State financial plan to be reported using generally accepted accounting principles ("GAAP"), in accordance with standards and regulations set forth by the Governmental Accounting Standards Board ("GASB"). As such, the State reports its financial results on both the cash accounting basis, showing receipts and disbursements, and the GAAP modified accrual basis, showing revenues and expenditures. In February 2019, DOB published the Enacted Budget Financial Plan for Fiscal Year 2020 ("2020 Budget"), which updates the State's official financial plans for fiscal years 2019 through 2023 (the "Fiscal Plan"). The DOB also issued the Annual Information Statement, dated July 2, 2018, and supplemented March 5, 2019 (together, the "2020 AIS"). The State financial results, as described below, are calculated on a cash accounting basis, unless specified otherwise. The GAAP projections for the State's budget can be obtained from DOB.

   In the 2020 AIS, the DOB projects a General Fund closing cash balance of $6.5 billion for the end of the 2019 fiscal year, a decrease of $2.9 billion from fiscal year 2018. The General Fund closing balance, excluding extraordinary monetary settlements, is estimated at $2.6 billion, or $1.8 billion lower than the closing balance at the end of fiscal year 2018. The change is due mostly to the expected use of the $1.9 billion in cash received in fiscal year 2018. These funds are attributed to the acceleration of Personal Income Tax ("PIT") payments in response to the federal limit on state and local tax ("SALT") deductibility, which became effective January 1, 2018.

   According to the 2020 AIS, total General Fund receipts, including transfers from other funds, are projected to total $68.5 billion in fiscal year 2019, a decrease of $2.1 billion (3.0 percent) from fiscal year 2018 results. The annual change is affected by taxpayer behavior in response to the Tax Cuts and Jobs Act of 2017 ("TCJA") by increasing current estimated payments in the final year of uncapped SALT deductions.

   Fiscal Year 2020

   The budget forecasts are based on assumptions of economic performance, revenue collections, spending patterns and projections of the costs of program activities. There can be no guarantee that the State's financial position will not change materially and adversely from current projections. If this were to happen, the State would be required to take additional gap-closing actions, such as decreases in State agency operations; delays or decreases in payments to local governments or other recipients of State aid; delays in or suspension of capital maintenance and construction; extraordinary financing of operating expenses; use of non-recurring resources; or other actions. In some cases, the ability of the State to implement these actions requires the approval of the Legislature and cannot be implemented unilaterally by the Governor.

   Special Considerations

   Many complex political, social, economic, financial and environmental forces influence the State's economy and finances, which may in turn affect the 2020 Budget. These factors may affect the State unpredictably from fiscal year to fiscal year and are influenced by governments, institutions and events that are not subject to the State's control. The 2020 Budget is also based on numerous assumptions, including forecasts of national and State economic activity and the ability of the State to collect related tax receipts as projected. Economic forecasts have frequently failed to predict accurately the timing and magnitude of changes in the national and State economies. In certain fiscal years, actual collections were substantially below the levels predicted for the year. In addition, surplus projections in future years are based on the assumption that annual growth in State Operating Funds spending is limited to 2 percent, and that all savings that result from the 2 percent limit will be made available to the General Fund. There can be no assurance that the State's actual results will not differ materially and adversely from the current forecast.

   There are numerous uncertainties and risks that could affect the 2020 Budget, including the impact of: national and international events; ongoing financial instability in the Euro-zone; changes in consumer confidence, oil supplies and oil prices; cybersecurity attacks, major terrorist events, hostilities or war; climate change and extreme weather events; Federal statutory and regulatory changes concerning financial sector activities, Federal tax law and other programmatic purposes; changes concerning financial sector bonus payouts, as well as any future legislation governing the structure of compensation; shifts in monetary policy affecting interest rates and the financial markets; credit rating agency actions; financial and real estate market developments which may adversely affect bonus income and capital gains realizations; tech industry developments and employment; the effect of household debt on consumer spending and State tax collections; and the outcome of litigation and other claims affecting the State. Other uncertainties and risks that could affect the 2020 Budget include, but are not limited to, wage and benefit increases for State employees that exceed projected annual costs; changes in the size of the State's workforce; the realization of the projected rate of return for pension fund assets, and current assumptions with respect to wages for State employees affecting the State's required pension fund contributions; the willingness and ability of the Federal government to provide the aid expected in the 2020 Budget; the ability of the State to implement cost reduction initiatives, including reductions in State agency operations, and the success with which the State controls expenditures; and the ability of the State and its public authorities to market securities successfully in the public credit markets.

   The 2020 Budget forecast also contains specific transaction risks and other uncertainties that, if they were to materialize, could have a negative affect on the 2020 fiscal year or in future years, including, but not limited to, receipt of certain payments from public authorities; receipt of certain casino revenue sharing payments under the Tribal-State compact, including payments from the Seneca Nation; receipt of miscellaneous revenues at the levels expected in the 2020 Budget, and achievement of cost-saving measures including, but not limited to, transfer of available fund balances to the General Fund at levels currently projected.

   The 2020 Budget projections generally assume that School Aid and Medicaid disbursements will be limited to the annual growth in State personal income and the ten-year average growth in the medical component of the Consumer Price Index, respectively. The 2020 Budget, however, includes a 3.6 percent School Aid increase, which reflects a proposal to amend and align the School Aid growth cap to the 10-year average of State personal income growth. State law grants the Commissioner of Health certain powers and authority to maintain Medicaid spending levels assumed in the 2020 Budget. Over the past six years, State Medicaid spending levels have been maintained at or below indexed levels. However, Medicaid program spending is sensitive to a number of factors, including fluctuations in economic conditions, which may increase caseload, and changes in Federal aid, which could affect State health care spending. The Commissioner's powers are intended to limit the rate of annual growth in State Medicaid spending to the levels estimated for the current fiscal year, through actions which may include reducing rates to providers. However, these actions may be dependent upon timely Federal approvals and other elements of the program that govern implementation. It should further be noted that General Fund spending remains sensitive to revenue performance in the State's Health Care Reform Act ("HCRA") fund. The HCRA fund finances approximately one-quarter of the State-share costs of Medicaid.

   Climate change poses significant long-term threats to physical and biological systems in New York and around the world. Potential hazards and risks related to climate change for the State include, among other items, rising sea levels, more severe coastal flooding and erosion hazards and more intense storms. Storms in recent years, including Superstorm Sandy, Hurricane Irene, and Tropical Storm Lee, have demonstrated vulnerabilities in the State's infrastructure (including mass transit systems, power transmission and distribution systems, and other critical lifelines) to extreme weather events, including coastal flooding caused by storm surges. The potential effects of climate change could adversely impact the State's budgets in current or future years. The DOB expects that significant long-term planning and investment by the Federal government, State, municipalities and public utilities will be needed to adapt existing infrastructure to climate change risks.

   The State continues to recover from the damage sustained during three powerful storms that crippled entire regions. Little more than a year after Hurricane Irene and Tropical Storm Lee disrupted power and caused extensive flooding to numerous State counties, Superstorm Sandy hammered the East Coast on October 29, 2012, causing massive infrastructure damage and economic losses to the State and surrounding region. The frequency and strength of these storms present financial and economic risks to the State. The State's reimbursement claims for costs of the immediate response, recovery, and future mitigation efforts continue, largely supported by Federal funds. In January 2013, the Federal government approved approximately $60 billion in Federal disaster aid for general recovery, rebuilding, and mitigation activity nationwide. It is anticipated that the State, MTA, and State localities may receive approximately one-half of this amount for response, recovery, and mitigation costs. To date, a total of $17 billion has been committed to repairing impacted homes and businesses, restoring community services, and mitigating future storm risks across the State. There can be no assurance that all anticipated Federal disaster aid described above will be provided to the State and its affected entities over the coming years.

   The State authorizes the General Fund to temporarily borrow resources from other funds in the State's short-term investment pool ("STIP") for a period not to exceed four months or to the end of the fiscal year, whichever is shorter. DOB expects that the State will have adequate liquidity in fiscal year 2020 to make all planned payments as they become due without having to temporarily borrow from STIP. The State continues to set aside money quarterly for debt service payments that are financed with General Fund resources, and reserve money to pay debt service on bonds secured by dedicated receipts, including PIT bonds and Sales Tax bonds, as required by law and bond covenants.

   Legislation enacted in 2010 authorized the State and participating employers to amortize a portion of their annual pension costs during periods when actuarial contribution rates exceed thresholds established by the statute. The legislation provided employers with an optional mechanism intended to reduce the budgetary volatility of employer contributions. Amortized amounts must be paid by the State and participating employers in equal annual installments over a ten-year period, and employers may prepay these amounts at any time without penalty. Employers are required to pay interest on the amortized amounts at a rate determined annually by the State Comptroller that is comparable to taxable fixed income investments of a comparable duration. The interest rate on the amount an employer chooses to amortize in a particular rate year is fixed for the duration of the ten-year repayment period. Should the employer choose to amortize in the next rate year, the interest rate on that amortization will be the rate set for that year. For amounts amortized in fiscal year 2011 through fiscal year 2019, the State Comptroller set interest rates of 5 percent, 3.75 percent, 3 percent, 3.67 percent, 3.15 percent, 3.21 percent, 2.3 percent, 2.8 percent and 3.6 percent, respectively. The first payment is due in the fiscal year following the decision to amortize pension costs. When contribution rates fall below legally specified levels and all outstanding amortizations have been paid, employers that elected to amortize will be required to pay additional monies into reserve funds, specific to each employer, which will be used to offset their contributions in the future. These reserve funds will be invested separately from pension assets.

   The State receives a significant amount of Federal funding for health care, education, transportation and other government needs, as well as Federal aid to address response and recovery to extreme weather events and other disasters. Many policies that drive this Federal aid may be subject to change under the Trump Administration and the new Congress. Current Federal aid projections, and the assumptions on which they rely, are subject to revision because of changes in Federal policy. In addition, the 2020 Budget may be negatively affected by other actions taken by the Federal government, including audits, disallowances and adjustments to Federal participation rates or other Medicaid rules.

   Furthermore, the State and the Federal Centers for Medicare and Medicaid Services ("CMS") have reached an agreement authorizing up to $8 billion in Federal funding over numerous years for use in transforming the State's health care system and ensuring access to quality care for all Medicaid beneficiaries. This funding is provided through an amendment to the State's Partnership Plan 1115 Medicaid waiver.

   In May 2011, the State Supreme Court issued an order that approved the transfer of real property and other assets of Long Island College Hospital ("LICH") to a State not-for-profit corporation ("Holdings"), the sole member of which is the State University of New York ("SUNY"). Subsequent to such transfer, Holdings leased the LICH hospital facility to SUNY University Hospital at Brooklyn ("Downstate Hospital"). To address the deteriorating financial condition of Downstate Hospital, which has been caused in part by the deteriorating financial position of LICH, legislation adopted with the fiscal year 2014 budget required a multi-year sustainability plan for the Downstate Hospital. After a series of court orders, in 2014, SUNY and Holdings issued a request for proposals for a qualified party to provide or arrange to provide health care services at LICH and to purchase the LICH property. An agreement to purchase the property and provide health care services by a third party has been approved by the Office of Attorney General and the State Comptroller. The sale of all or substantially all of the assets of Holdings is subject to additional approvals. There can be no assurance that the resolution of legal, financial and regulatory issues surrounding LICH, including the payment of outstanding liabilities will not have a materially adverse impact on SUNY.

   Debt outstanding and debt service costs over the course of the fiscal year are projected to remain below the limits prescribed by the Debt Reform Act of 2000 ("Debt Reform Act") based on the updated forecasts in the 2020 Budget. Based on the most recent personal income and debt outstanding forecasts, the available debt capacity under the debt outstanding cap is expected to decline from $5.8 billion in fiscal year 2019 to about $24 million in fiscal year 2023. This includes the estimated impact of the bond-financed portion of increased capital commitment levels. The State may implement measures to further adjust capital spending priorities and debt financing practices to stay in compliance with the statutory outstanding debt limit.

   On March 1, 2019, a temporary suspension of the Federal debt limit expired. The U.S. Treasury is currently operating under "extraordinary measures" to make payments for as long as possible and forestall a potential default. The Congressional Budget Office estimates that these measures will suffice through late summer or early fall of 2019. A Federal government default on payments, particularly for a prolonged period, could have a materially adverse effect on the national and the State economies, financial markets, and intergovernmental aid payments. The specific effects on the 2020 Budget of a future Federal government default are unknown and impossible to predict. However, data from past economic downturns suggest that the State's revenue loss could be substantial if the economy goes into a recession due to a Federal default.

   A payment default by the United States may adversely affect the municipal bond market. Municipal issuers, including the State, could face higher borrowing costs and impaired access to capital markets. This would jeopardize planned capital investments in transportation infrastructure, higher education facilities, hazardous waste remediation, environmental projects, and economic development projects. Additionally, the market for and market value of outstanding municipal obligations, including municipal obligations of the State, could be adversely affected.

   State employees become eligible for post-employment benefits (e.g., health insurance) if they reach retirement while working for the State, are enrolled in either New York State Health Insurance Program ("NYSHIP") or the NYSHIP opt-out program at the time they reach retirement, and have at least ten years of eligible service. In accordance with the GASB Statement 45, the State must perform an actuarial valuation every two years for purposes of calculating Other Post-Employment Benefits ("OPEB") liabilities. The Annual Required Contribution ("ARC") represents the annual level of funding that, if set aside on an ongoing basis, is projected to cover normal costs each year and amortize any unfunded liabilities of the plan over a maximum period of 30 years. Any amounts required but not actually set aside to pay for these benefits are accumulated with interest as part of the net OPEB obligation, after adjusting for amounts previously required.

   The unfunded actuarial accrued liability for fiscal year 2018 is $90.5 billion ($72.8 billion for the State and $17.7 billion for SUNY), an increase of $3.3 billion from fiscal year 2017 (attributable wholly to SUNY). The provisions of GASB Statement 75 (Accounting and Financial Reporting for Postemployment Benefits Other Than Pensions), which amends GASB Statement 45 and GASB Statement 57, is expected to be incorporated into the State's fiscal year 2019 financial statements. GASB Statement 75 will alter the actuarial methods used to calculate OPEB liabilities, standardize asset smoothing and discount rates, and require the funded status of the OPEB liabilities to be reported by the State.

   The State has reached multi-year collective bargaining agreements beyond fiscal year 2020 with several unions. The State is in active negotiations with all other employee unions whose contracts concluded in previous fiscal years. Due to the nature of the timing of labor agreements, DOB will informally reserve balances for possible prior-year costs for unions without current contracts.

   The State's Secured Hospital Program enables certain financially distressed not-for-profit hospitals to have tax-exempt debt issued on their behalf, to pay for upgrading their primary health care facilities. Under the Secured Hospital Program, the State is obligated to pay debt service, subject to annual appropriations by the Legislature, on certain bonds in the event there are shortfalls in revenues from other sources, including hospital payments and certain reserve funds held by the applicable trustees for the bonds. As of March 31, 2018, there were approximately $193 million of outstanding bonds under the program. Three of the four remaining hospitals in the State's Secured Hospital Program are in poor financial condition. The State's contingent contractual obligation regarding the Secured Hospital Program was invoked for the first time in fiscal year 2014. Since then, the State has paid $125 million for debt service costs. It is estimated that the State will pay debt service costs of approximately $31 million in fiscal year 2020 and fiscal year 2021, $25 million in fiscal year 2022, and $20 million in fiscal year 2023 and fiscal year 2024. These amounts are based on the actual experience to date of the participants in the program and would cover the debt service costs for one hospital whose debt service obligation was discharged in bankruptcy, a second hospital which closed in 2010, and a third hospital that is currently delinquent in its payments. In addition, the State has an estimated additional exposure of up to $7 million annually if all remaining hospitals in the Secured Hospitals Program fail to meet the terms of their loan agreements and if available reserve funds were depleted.

   The fiscal demands on State aid may be affected by the fiscal conditions of the City and potentially other localities, which rely in part on State aid to balance their budgets and meet their cash requirements. Certain localities outside of the City, including cities and counties, have experienced financial problems and have requested and received additional State assistance during the last several fiscal years. In 2013, the Financial Restructuring Board of Local Governments was created to provide assistance to distressed local governments by performing comprehensive reviews, and providing grants and loans as a condition of implementing recommended efficiency initiatives.

   Implementation of the 2020 Budget relies on the State's ability to successfully market its bonds. The State primarily finances much of its capital spending from the General Fund or STIP, which it subsequently reimburses with proceeds from the sale of bonds. If the State cannot sell bonds at the levels (or on the timetable) anticipated in the State's capital plan, the State's overall cash position and capital funding plan may be adversely affected. The success of expected public sales will depend on prevailing market conditions and related ratings issued by national credit rating agencies, among other factors. Future developments in the financial markets generally, including possible changes in Federal tax law relating to the taxation of interest on municipal bonds, and future developments regarding the State and public discussion of those developments, may affect the market for outstanding State-supported and State-related debt. The TCJA adversely impacts the State and its public authorities by removing certain refunding opportunities for Federal tax exempt financing, including advance refundings for debt service savings when interest rates are favorable.

   The General Fund periodically is the beneficiary of State financial settlements. Resources from new financial settlements that have not been appropriated total approximately $411 million as of July 2, 2018. Following the approach used in fiscal years 2017 and 2018, the 2019 Budget proposed using the new settlements for capital purposes and other time-limited investments. In addition, the 2019 Budget proposed setting aside $194 million for a MTA subsidy, and providing $125 million for Health Care Capital Grants. The proposed set-aside of $125 million to fund Health Care Capital Grants is in addition to the $400 million in available General Fund balances identified for the Health Care Facility Transformation Program.

   Recent State Fiscal Years

   The 2020 Budget includes a General Fund closing balance for 2019 of $6.5 billion, $1 billion higher than initial estimates. This increase results largely from unanticipated monetary settlements, as well as lower spending and transfers to capital projects funds. The estimated closing balance for 2019 is $2.9 billion below the fiscal year 2018 closing balance, reflecting factors including lower-than-anticipated PIT collections, the timing of such collections, and planned spending of some of the fund balance. DOB anticipates depositing $250 million from monetary settlements to the Rainy Day Reserve Fund (which is included within the General Fund balance) before the close of 2019, fiscal conditions permitting, increasing the balance in that reserve to $790 million.

   Debt Limits, Ratings and Outstanding Debt

   The debt of the State and of certain public authorities ("Authorities") consists of "State-supported debt" and "State-related debt." State-supported debt includes: (1) general obligation debt of the State to which the full faith and credit of the State has been pledged; (2) lease-purchase and contractual-obligations of public Authorities and municipalities where the State's obligations to make payments to those public Authorities and municipalities to cover debt service on those instruments is dependent on annual appropriations made by the Legislature and not based upon general obligations of the State; (3) long-term obligations issued by the Local Government Assistance Corporation ("LGAC") Program, a public benefit corporation empowered to issue long-term obligations to fund certain payments to local governments traditionally funded through the State's annual seasonal borrowing; and (4) State PIT Revenue Bond Financing ("State PIT Revenue Bonds"), which is issued by certain Authorities. The legislation enacting the issuance of State Pit Revenue Bonds provides that 25 percent of PIT receipts, excluding refunds owed to taxpayers, must be deposited into the Revenue Bond Tax Fund to be used to make debt service payments on these bonds. Legislation enacted in 2007 increased, under certain circumstances, the amount of PIT receipts to be deposited into the Revenue Bond Tax Fund by removing an exclusion for PIT amounts deposited to the School Tax Relief ("STAR") Fund.

   State-related debt is a broader category of state debt that includes State-related debt but also includes State-guaranteed debt, moral obligation financings, certain contingent-contractual obligation financings, and certain other State financings ("Other State Financings"). Debt service on State-guaranteed debt, moral obligation financings, and the contingent-contractual obligation financings is expected to be paid from sources other than the State, and State appropriations are contingent in that they may be made and used only under certain circumstances. Other State Financings relate to debt issued by an Authority on behalf of a municipality. These include capital leases, mortgage loan commitments and debt of the municipal bond bank agency to finance prior year school claims. The municipality pays debt service on such financings by assigning specified State and local assistance payments it receives. The State does not have any obligation to continue to appropriate the local assistance payments that are the subject of the municipality assignments or make any debt service payments on such financings.

   As of March 31, 2018, State-related debt outstanding totaled $51.6 billion excluding capital leases and mortgage loan commitments. New debt issuances are expected to total $6.8 billion in fiscal year 2019, an increase of $1.1 billion (18 percent) from fiscal year 2018. The annual increase in debt outstanding includes bond issuances to finance capital commitments for education ($1.3 billion), transportation infrastructure ($1.8 billion), economic development and housing ($2 billion), mental hygiene and health care facilities ($703 million), State facilities and equipment ($336 million), and the environment ($572 million). Over the next four years, new debt issuances are projected to total $25.5 billion. New issuances are primarily for transportation infrastructure ($6.8 billion), education facilities ($4.9 billion), economic development ($7.6 billion), the environment ($2.1 billion), mental hygiene and health care facilities ($2.7 billion), and State facilities and equipment ($1.3 billion).

   State supported debt service, which is a measure of State resources needed to pay annual debt service, is projected at $5.7 billion in fiscal year 2020, of which $537 million is paid from the General Fund via transfers, and $5.2 billion is from other State funds supported by dedicated tax receipts.

   New State-supported debt issued on or after April 1, 2000 is subject to the Debt Reform Act. This Act imposes caps on new debt outstanding and new debt service costs, restricts the use of debt to capital works and purposes only and restricts the maximum term of debt issuances to no more than 30 years. Current projections anticipate that debt outstanding and debt service will continue to remain below the limits imposed by the Debt Reform Act. Based on the most recent personal income and debt outstanding forecasts, the available room under the debt outstanding cap is expected to decline from $5.8 billion in fiscal year 2019 to about $24 million in fiscal year 2023. This includes the estimated impact of the bond-financed portion of increased capital commitment levels. The debt service costs on debt issued after April 1, 2000 and estimated new issuances is projected at $5.1 billion in fiscal year 2020, or roughly $3.5 billion below the statutory debt service limitation.

   The State finances a portion of its capital projects with General Obligation bonds. In fiscal year 2020 the State expects that $441 million of General Obligation bonds would be issued to fund projects. General Obligation bond financing of capital projects is accomplished through the issuance of full faith and credit bonds that have been authorized directly by the voters under a State constitutional requirement. General Obligation bond-financed spending ($2.1 billion) accounted for approximately 3 percent of total spending over the period of the 2020 fiscal year. The State's 2020 fiscal year plan assumed the continued implementation of prior authorized bond acts.


   As of November 2019, the State's outstanding General Obligation bonds were rated AA+ with a stable outlook by S&P, AA+ with a stable outlook by Fitch and Aa1 with a stable outlook by Moody's. Ratings reflect only the respective views of such organizations, and an explanation of the significance of such ratings may be obtained from the rating agency that furnished the rating. There is no assurance that a particular rating will continue for any given period of time or that any such rating will not be revised downward or withdrawn entirely, if in the judgment of the agency originally establishing the rating, circumstances so warrant. Any such downward revision or withdrawal could have an adverse effect on the market prices of the State General Obligation bonds.


   State Retirement Systems

   The State and Local Retirement Systems ("Systems") provide coverage for public employees of the State and its localities (except employees of the City and teachers, who are covered by separate plans). The State Constitution considers membership in any State pension or retirement system to be a contractual relationship, the benefits of which shall not be diminished or impaired. The present value of anticipated benefits for current members, retirees and beneficiaries increased to $251.4 billion (including $127.8 billion for retirees and beneficiaries) as of April 1, 2018, up from $240.7 billion as of April 1, 2017. The funding method used by the Systems anticipates that the plan net position, plus future actuarially determined contributions, will be sufficient to pay for the anticipated benefits of current members, retirees and beneficiaries. The valuation used was based on audited net position restricted for pension benefits as of March 31, 2018. Actuarially determined contributions are calculated using actuarial assets and the present value of anticipated benefits. Actuarial assets differed from plan net position on April 1, 2018 in that the determination of actuarial assets utilized a smoothing method that recognized 20 percent of the unexpected gain for fiscal year 2018, 40 percent of the unexpected gain for fiscal year 2017, 60 percent of the unexpected loss for fiscal year 2016, and 80 percent of the unexpected loss for fiscal year 2015. The asset valuation method smooths gains and losses based on the market value of all investments. Actuarial assets increased from $198.1 billion on April 1, 2017 to $206.7 billion on April 1, 2018. The ratio of the fiduciary net position to the total pension liability for the Employee Retirement System, as of March 31, 2018, was 98.2 percent. The ratio of the fiduciary net position to the total pension liability for the Police and Fire Retirement System, as of March 31, 2018, was 96.9 percent.

   For the 2018 fiscal year, the total State payment (including Judiciary) due to the Systems was approximately $2.36 billion. The estimated total State payment (including Judiciary) due to the Systems for the 2019 fiscal year is approximately $2.33 billion. The estimated total State payment (including Judiciary) due to the Systems for fiscal year 2020 is approximately $2.34 billion.

   Litigation


   The State is a defendant in certain court cases that could ultimately affect the ability of the State to maintain a balanced financial plan. The State believes that the 2020 Budget includes sufficient reserves to offset the costs associated with any potential adverse rulings. There can be no assurance that adverse decisions in legal proceedings against the State would not exceed the amount of all potential 2020 Budget resources available for the payment of judgments, and could therefore adversely affect the ability of the State to maintain a balanced 2020 Budget. In addition, any potential amounts may be structured over a multi-year period. It is possible that adverse decisions in legal proceedings against the State could exceed the amount of all potential 2020 Budget resources set aside for judgments, and consequently could negatively affect the State's ability to maintain a balanced 2020 Budget. Because of the prospective nature of these proceedings, it is not presently possible to predict the outcome of such litigation, estimate the potential impact on the ability of the State to pay debt service costs on its obligations, or determine what impact, if any, such proceedings may have on the New York Series.


   Authorities: General

   Generally, the fiscal stability of the State is partially dependent upon the fiscal stability of its public Authorities, including those that finance, construct and/or operate revenue-producing public facilities. These Authorities generally pay their own operating expenses and debt service costs from revenues generated by the projects they finance or operate, such as tolls charged for the use of highways, bridges or tunnels, charges for public power, electric and gas utility services, tuition and fees, rentals charged for housing units, and charges for occupancy at medical care facilities. In addition, State legislation also authorizes numerous financing structures, which may be used for the financings.

   Furthermore, there are statutory arrangements that, under certain circumstances, authorize State local assistance payments otherwise payable to localities to be made rather to certain Authorities to secure the payment of debt service on their revenue bonds and notes. However, the State has no constitutional or statutory responsibility to give assistance to localities above amounts that have been appropriated therefor in any particular year. Some public Authorities also receive funds from State appropriations to pay for the operating costs of certain programs.

   Authorities are not subject to the constitutional restrictions on the incurrence of debt that apply to the State itself and may issue bonds and notes within the amounts and restrictions provided for in legislative authorization. Not surprisingly, the State's access to the public credit markets could be impaired and the market price of its outstanding debt may be materially and adversely affected if certain of its Authorities were to default on their respective obligations. As of December 31, 2017 (with respect to the New York Job Development Authority, as of March 31, 2018), there were 17 Authorities with outstanding debt of $100 million or more, and the aggregate outstanding debt, including refunding bonds, was approximately $187 billion, only a portion of which constitutes State-supported or State-related debt.

   Metropolitan Transportation Authority

   In fiscal year 2020, the State expects to provide almost $5.8 billion in operating aid to mass transit systems, including over $2.3 billion in off-budget aid to the MTA. This aid is funded mainly from various dedicated taxes and fees. The MTA, the nation's largest transit and commuter rail system, receives the majority of the mass transit aid -totaling $5.3 billion in fiscal year 2020. Despite an improved outlook and signs of regional economic recovery, if the national recovery were to falter and negatively impact the regional economy, MTA has limited financial reserves to offset lower-than-expected operating revenues, taxes and subsidies. The MTA plan assumes that State budget actions will provide full remittance to MTA of all resources collected on MTA's behalf.

   The official financial disclosure of the MTA and its subsidiaries is available by contacting the MTA, Finance Department, 347 Madison Avenue, 6th Floor, New York, New York 10017, or by visiting the MTA website at www.mta.info.

   New York City Economy

   The fiscal demands on the State may be affected by the fiscal condition of the City. The City relies in part on State aid to balance its budget and meet its cash requirements. It is also possible that the State's finances may be affected by the ability of the City, and certain entities issuing debt for the benefit of the City, to market securities successfully in the public credit markets. There can be no assurance that there will not be reductions in State aid to the City from amounts currently projected; that State budgets in any given fiscal year will be adopted by the April 1 statutory deadline; that interim appropriations will be enacted; or that any such reductions or delays will not have adverse effects on the City's cash flow or expenditures.

   The discussion that follows regarding the status of the City economy is based primarily on information published by OMB and the New York City Comptroller no later than May 2019, and includes discussion of the February 2019 Financial Plan for fiscal years 2019-2023. All predictions and past performance information regarding the City economy contained in this subsection were made by OMB on or prior to that date, even though they may be stated in the present tense, and may no longer be accurate. All the risks to the national and State economies apply to the City economy.

   The U.S. economy grew, as measured in real GDP, by 3.2 percent in the first quarter of 2019 from 2.2 percent in the fourth quarter of 2018. The largest contributor to GDP growth was net exports, contributing 1.03 percentage points to the 3.2 percent GDP growth, mostly because of a large decline (3.7 percent) in imports. The second biggest contributor to GDP growth was private investment, contributing 0.92 percentage points to the GDP.

   According to OMB, in the first quarter of 2019, the City's labor market added 18,800 jobs, an increase of 1.6 percent on a seasonally adjusted annualized rate ("SAAR") basis, significantly lower than the 28,800 jobs created in the fourth quarter of 2018. U.S. jobs grew 1.7 percent in the first quarter of 2019, the same as in the fourth quarter of 2018. Across the private sector, the largest gains were in health care and social assistance (10,800 new jobs) of which 6,500 were in home healthcare services (and may be a result of changes in Medicaid).

   Average hourly earnings of all private NYC employees, a proxy for personal income, rose 4.5 percent on a year-over-year basis for the first quarter of 2019, the biggest first-quarter increase since 2008. U.S. average hourly earnings were $27.74 in the first quarter of 2019, 3.3 percent higher than the $26.86 recorded in the first quarter of 2018. This was the fastest first-quarter increase since 2009.

   New commercial leasing activity in Manhattan rose 16.6 percent, on a year-over-year basis, to nearly 8.3 million square feet in the first quarter of 2019, the best first quarter since 2014. Despite the increase in new commercial leasing, Manhattan's overall commercial vacancy rate increased to 10.2 percent in the first quarter of 2019 from 8.8 percent in the first quarter of 2018, due largely to increased supply. The residential housing market, especially in Manhattan, continued to show weakness. The TCJA, which limited the deductibility of mortgage interest and state and local taxes, the rise in mortgage interest rates, and other uncertainties, including higher interest rates, were likely contributing factors. House prices in Manhattan, as measured by the average sales price and average price per square foot, rose for the second consecutive quarter on a year-over-year basis in the first quarter of 2019 by 9.6 percent and 4.2 percent, respectively, after five consecutive quarters of year-over-year decline.

   OMB expected that tax revenue would reach the $60.7 billion mark in fiscal year 2019, which is growth of 2.7 percent over 2018. Property taxes were forecasted to increase 6.3 percent and non-property taxes were forecasted to increase 0.6 percent. Economic growth is expected to continue into the year 2020 as tax revenue is forecasted to grow 3.7 percent, resulting in total revenues of $62.9 billion. Property tax revenue is forecasted to grow 6.0 percent in 2020. Non-property tax revenue is expected to grow 2.0 percent in 2020.

   OMB projects that the City's economic outlook is positive; however, there are several risk factors that could alter the projections. The most pressing is the threat of escalating trade friction, triggered largely by the Trump Administration's renegotiation of trade relations with the rest of the world. At the same time, international growth has been fading, with the International Monetary Fund recently cutting its projection of 2019 global growth to 3.5 percent, down 0.2 percentage points from its October forecast. Germany, Italy, and Japan are facing slowdowns if not outright contractions, and the Euro area grew just 1.8 percent in 2018, down from 2.4 percent the year prior. China's pace of growth declined to to 6.6 percent in 2018, the slowest in nearly three decades. Domestically, leading indicators such as housing, the slope of the yield curve, and credit spreads have all been worsening. In addition, the recent episode of financial market volatility and the potential for another federal shutdown have added to the unease.

   The official financial disclosure of the City and the financing entities issuing debt on its behalf is available by contacting OMB Investor Relations at
(212) 788-0920 or contacting the City Office of Management and Budget, 255 Greenwich St., 8th Floor, New York, NY 10007.

   New York City Financial Plan

   On February 7, 2019, the OMB released the February 2019 Financial Plan for Fiscal Years 2019-2023. On April 25, 2019, the City Council's office released the Executive Budget for Fiscal Year 2020. The City's fiscal year end is at the end of June; the 2020 fiscal year will run from July 1, 2019 to June 30, 2020. The Financial Plan's projected revenues and expenditures for the 2019 fiscal year are balanced, in accordance with GAAP (except for the application of GASB Statement No. 49, which prescribes the accounting treatment of pollution remediation costs). The budget totals approximately $92.5 billion.

   The staffs of the New York State Financial Control Board ("FCB"), Office of the State Deputy Comptroller for the City of New York ("OSDC"), the City Comptroller and the Independent Budget Office ("IBO") issue periodic reports on the City's financial plans. Copies of the most recent reports are available by contacting: FCB, 123 William Street, 23rd Floor, New York, NY 10038, Attention:
Executive Director; OSDC, 59 Maiden Lane, 29th Floor, New York, NY 10038,
Attention: Deputy Comptroller; City Comptroller, Municipal Building, 6th Floor, One Centre Street, New York, NY 10007-2341, Attention: Deputy Comptroller for Budget; and IBO, 110 William Street, 14th Floor, New York, NY 10038, Attention:
Director.

   New York City Financing Program

   Successful execution of the Financial Plan depends upon the City's ability to market its securities successfully. The City's financial program projects $53.9 billion of long-term borrowing during fiscal years 2019 to 2023 to support the City's current capital program, excluding $737 million planned to be issued for education purposes through Building Aid Revenue Bonds ("BARBs"). The portion of the capital program not financed by the New York City Municipal Water Finance Authority ("NWA") will be split between General Obligation ("GO") bonds of the City and New York City Transitional Finance Authority ("TFA") bonds. During fiscal years 2019 through 2023, the City is expected to issue approximately $21.8 billion in GO bonds and TFA is expected to issue approximately $23.4 billion in bonds.

   The City has taken steps to manage its outstanding floating rate debt. The City reoffered approximately $195 million of floating rate bonds since July 1, 2018. The City plans to issue approximately $2.3 billion, 4 billion, 4.7 billion, 5.3 billion and 5.5 billion of GO bonds for capital purposes during fiscal years 2019 to 2023, respectively. Currently, the debt service for the City, TFA (excluding BARBs) and City appropriation debt, or conduit debt, excluding the effect of pre-payments, is 7.3 percent of the City's total budgeted revenues in fiscal year 2019.

   The City Plan is predicated on numerous assumptions, including the condition of the City's and the region's economies and the associated receipt of economically sensitive tax revenues in the projected amounts. The City Plan is also subject to a variety of other factors.

   In addition to borrowing related capital projects, the City issues both revenue and tax anticipation notes to finance its seasonal working capital requirements. The success of projected public sales of City, NYW, TFA, TSASC and other bonds and notes will be subject to prevailing market conditions. The City's planned capital and operating expenditures are dependent upon the sale of its GO debt, as well as debt of the NYW, TFA, Dormitory Authority of the State of New York and TSASC.

   As of June 2019, the City's outstanding GO bonds were rated AA with a stable outlook by S&P, AA with a stable outlook by Fitch and Aa1 with a stable outlook by Moody's. Ratings reflect only the respective views of such organizations, and an explanation of the significance of such ratings may be obtained from the rating agency that furnished the rating. There is no assurance that a particular rating will continue for any given period of time or that any such rating will not be revised downward or withdrawn entirely, if in the judgment of the agency originally establishing the rating, circumstances so warrant. Any such downward revision or withdrawal could have an adverse effect on the market prices of the City's GO bonds.

   Other Localities

   Historically, the State has provided unrestricted financial assistance to cities, counties, towns and villages outside of the City. Certain localities outside the City have experienced financial problems and have consequently requested and received additional State assistance during the last several fiscal years. While a relatively infrequent practice, deficit financing by local governments has become more prevalent in recent years. Not included in the projections of the State's receipts and disbursements for the State's 2020 fiscal year or thereafter is the potential impact of any future requests by localities for additional financial assistance.

   Like the State, localities must respond to changing political, economic and financial influences that can adversely affect their financial condition. For example, the State or Federal government may decrease (or, potentially, eliminate) funding of local programs, therefore requiring localities to pay those expenditures using their own funds. Furthermore, prior cash flow problems for the State have caused delays in State aid payments, which in some instances have necessitated short-term borrowing at the local level. Additional factors that have had, or could have, an impact on the fiscal condition of localities include: the loss of temporary Federal stimulus funding; recent State aid trends; constitutional and statutory limitations on the imposition by localities and school districts of property, sales and other taxes; and for certain communities, the substantial upfront costs for rebuilding and clean-up after a natural disaster.

   Localities may face unanticipated problems as a result of pending litigation, judicial decisions and long-range economic trends. They may also require additional State assistance because of other large-scale potential problems, such as declining urban populations, reductions in the real property tax base, increasing expenditures, or the loss of skilled manufacturing jobs. Severe financial difficulties could jeopardize localities' access to the public credit markets, which may negatively impact the marketability of notes and bonds issued by the localities within the State.

   Counties, cities, towns, villages, school districts and fire districts have engaged in substantial short-term and long-term borrowings. While a relatively infrequent practice, deficit financing by local governments have become more common in recent years. State legislation enacted post-2004 includes 27 special acts authorizing bond issuances to finance local government operating deficits. When local governments are authorized to issue bonds to finance operating deficits, the local government generally is subject to certain additional fiscal oversight during the time the bonds are outstanding, including an annual budget review by the Office of the New York State Comptroller.

   High-Yield Securities. An investment in Units of a Portfolio should be made with an understanding of the risks that an investment in "high-yield, high-risk" debt obligations or "junk" obligations may entail, including increased credit risks and the risk that the value of the Units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. Certain of the securities included in the funds in a Portfolio may be subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

   "High-yield" or "junk" securities, the generic names for securities rated below BBB- by Standard & Poor's or Fitch, or below Baa3 by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high-yield securities, therefore, takes place primarily in over-the-counter markets that consist of groups of dealer firms that are typically major securities firms. Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities. Therefore, since there are fewer traders in these securities than there are in "investment grade" securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities. The price at which the securities may be sold and the value of a Portfolio will be adversely affected if trading markets for the securities are limited or absent. If the rate of redemptions is great, the value of a Portfolio may decline to a level that requires liquidation.

   Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, debt if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities in the funds in a Portfolio, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk securities may fluctuate more than the market value of higher-rated securities since these securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities that carry lower ratings.

   The value of the shares of the closed-end funds reflects the value of the portfolio securities, including the value (if any) of securities in default. Should the issuer of any security default in the payment of principal or interest, the closed-end funds in a Portfolio may incur additional expenses seeking payment on the defaulted security. Because amounts (if any) recovered by the funds in payment under the defaulted security may not be reflected in the value of the fund shares until actually received by the funds, and depending upon when a Unitholder purchases or sells his or her Units, it is possible that a Unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

   High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

   Obligations that are rated lower than "BBB-" by Standard & Poor's, or "Baa3" by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of a Portfolio and consider their ability to assume the risks involved before making an investment in the Portfolio.

   Discount Securities. Certain of the securities held by the closed-end funds in your Portfolio may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased and deposited in the funds were lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

   Premium Securities. Certain of the securities held by the closed-end funds in your Portfolio may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased by the fund were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

   Liquidity. Whether or not the securities in your Portfolio are listed on an exchange, the securities may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the securities. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the securities could fall if trading markets are limited or absent.

   Additional Units. The Sponsor may create additional Units of your Portfolio by depositing into a Portfolio additional securities or cash with instructions to purchase additional securities. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the securities between the time of the deposit and the purchase of the securities and because the Portfolios will pay brokerage or acquisition fees.

   Voting. Only the Trustee may sell or vote the securities in your Portfolio. While you may sell or redeem your Units, you may not sell or vote the securities in your Portfolio. The Trustee will vote the underlying funds in the same general proportion as shares held by other shareholders.

SPONSOR INFORMATION


   Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. ("Invesco Advisers"). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of September 30, 2019, the total stockholders' equity of Invesco Capital Markets, Inc. was $94,146,402.00 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $1,184.4 billion as of September 30, 2019. (This paragraph relates only to the Sponsor and not to your Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).


   The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

   The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

   In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Portfolios. Such records shall include the name and address of, and the number of Units of a Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Portfolios.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

   Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION

   A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Portfolio then outstanding or by the Trustee when the value of the Securities owned by the Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

   Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of a Portfolio. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of a Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of a Portfolio his pro rata share of the balance of the Income and Capital Accounts of a Portfolio.

   The Sponsor may, but is not obligated to, offer for sale units of a subsequent series of a Portfolio. There is, however, no assurance that units of any new series of a Portfolio will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

   Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.


                                                                    U-EMSSUP2016



                       CONTENTS OF REGISTRATION STATEMENT

   This Amendment of the Registration Statement comprises the following papers and documents:

             The Facing Sheet of Form S-6.
             The Prospectus.
             The Undertaking to File Reports.
             The Signatures.
             The Written Consents of Legal Counsel, Initial Evaluator and
                Independent Registered Public Accounting Firm.

   The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1281 (File No. 333-184518) dated December 6, 2012.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

   1.2.1 Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc. Reference is made to Exhibit 1.2.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012.

     1.3 By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.

     3.1 Opinion and Consent of Counsel as to the legality of securities being registered.

     3.2 Opinion and Consent of Counsel as to the federal, California and New York income tax status of securities being registered.

     3.3  Opinion of Counsel as to the Trustee and the Trust.

     4.1  Consent of Initial Evaluator.

     4.2  Consent of Independent Registered Public Accounting Firm.

     6.1  List of Officers and Directors of the Depositor. Reference is made to
          Exhibit 6.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1989 (File No. 333-232131) dated August 13, 2019.

     7.1 Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012, and Invesco Unit Trusts, Series 1520 (File No. 333-201408) dated March 12, 2015.

                          Undertaking to File Reports

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

   The Registrant, Invesco Unit Trusts, Series 2016, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; Invesco Unit Trusts, Taxable Income Series 466; Van Kampen Unit Trusts, Series 427, Series 450, Series 855, Series 894, Series 995, Series 1069, Series 1079, Series 1129, Series 1135, Series 1178, Series 1179, Series 1190, Series 1194, Series 1195, Series 1201, Series 1203, Series 1205, and Series 1384; Invesco Unit Trusts, Series 849, Series 1504, Series 1568, Series 1571, Series 1635, Series 1658 and Series 1775 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Series 2016, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 21st day of November, 2019.

                                                INVESCO UNIT TRUSTS, SERIES 2016

                                 BY: INVESCO CAPITAL MARKETS, INC., as Depositor

                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                                  Vice President


   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on November 21, 2019, by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.:

         SIGNATURE                            TITLE

Steven Massoni                           Director and Co-President

M. Kevin Cronin                          Director and Co-President

Mark W. Gregson                          Chief Financial Officer


                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                             (Attorney-in-fact*)

------------------------
* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.